U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.


                               FORM 10-SB

             General Form For Registration of Securities of
                         Small Business Issuers
   Under Section 12(b) or (g) of the Securities Exchange Act of 1934




             THE NATIONAL BANK OF INDIANAPOLIS CORPORATION
            -----------------------------------------------
             (Name of Small Business Issuer in its charter)


INDIANA                                               35-1887991
-------                                               ----------
(State of incorporation)                              I.R.S. Employer
                                                      Identification Number



  107 N. PENNSYLVANIA STREET, SUITE 700, INDIANAPOLIS, INDIANA  46204
  -------------------------------------------------------------------
         (Address of principal executive offices and zip code)



Issuer's telephone number:    (317) 261-9000
                              --------------



Securities to be registered under Section 12(b) of the Act:   NONE
                                                              ----



Securities to be registered under Section 12(g) of the Act:   COMMON STOCK
                                                              ----------------
                                                              (Title of class)

PART 1 (Alternative 3)

ITEM 1.  DESCRIPTION OF BUSINESS
--------------------------------

         The Company. The National Bank of Indianapolis Corporation (the "Company") was formed on January 29, 1993, for the purpose of forming a banking institution in the Indianapolis, Indiana metropolitan area and holding all of the shares of common stock of such banking institution. The Company formed a national banking association entitled "The National Bank of Indianapolis" (the "Bank") as a wholly-owned subsidiary.

         The Bank was officially chartered by the Office of the Comptroller of the Currency ("OCC") on December 8, 1993 and opened for business to the public on December 21, 1993. The Bank's deposits are insured by the Federal Deposit Insurance Corporation ("FDIC"). The Bank currently conducts its business through its downtown headquarters located at 107 North Pennsylvania Street in Indianapolis and one other bank office located at 84th Street and Ditch Road in northwestern Marion County. The Bank opened another bank office in the fourth quarter of 1995 at 82nd Street and Bash Road in northeastern Marion County.

         The Bank provides a full range of deposit, credit, and money management services to its targeted market, which is small to medium size businesses, affluent executive and professional individuals, and not-for-profit organizations. In February of 1994, the Bank received full trust powers and offers full trust services.

         Management has sought to position the Bank to capitalize on the customer disruption, dissatisfaction, and turn-over which it believes has resulted from the acquisition of the three largest commercial banks located in Indianapolis by out-of-state holding companies. As such, The National Bank of Indianapolis enjoys a unique position as the only locally-owned and operated national bank in Marion County. On June 30, 1996, the Company had consolidated total assets of $167 million and total deposits of $143 million.

         The key ingredients in the initial growth of the Bank have been an aggressive business plan, an experienced Board of Directors and management team, a seasoned group of bank employees, and a very
attractive local economy.   The basic strategy of the Bank continues to
emphasize the delivery of highly personalized services to the target client base with an emphasis on quick response and financial expertise.

         Business Plan Overview. The business plan of the Bank is based on being a strong, locally owned bank providing superior service to a small group of customers, which are primarily corporations with annual sales under $30 million, executives, professionals, and not-for-profit organizations. The Bank provides highly personalized banking services with an emphasis on knowledge of the particular financial needs and objectives of its clients and quick response to customer requests. Because the management of the Bank is located in Indianapolis, all credit and related decisions are made locally, thereby facilitating prompt response. The Bank emphasizes both highly personalized service at the customer's convenience and non-traditional delivery services that do not require customers to frequent the Bank. This personal contact has become a trademark of the Bank and a key means of differentiating the Bank from other financial service providers.

         The Bank offers a broad range of deposit services typically available from most banks and savings associations, including checking accounts, NOW accounts, savings and other kinds of deposits of various types (ranging from daily money market accounts to longer term certificates of deposit). The Bank also offers a full range of credit services, including commercial loans (such as lines of credit, term loans, refinancings, etc.), personal lines of credit, direct installment consumer loans, credit card loans, residential mortgage loans, construction loans, and letters of credit. In addition, the Bank offers full trust services. The Bank also has formed arrangements with outside providers of tax, and financial planning services to better accommodate its customers.

         The Bank's growth in deposits is attributable in part to the efforts of its staff who provide personal banking services to the Bank's customers. In addition, the Bank has emphasized paying competitive interest rates on deposit products. Finally, the Bank has offered savings and certificate of deposit products with competitive rates to larger depositors in an effort to minimize the operating costs of obtaining these deposits. Lending strategies focus primarily on commercial loans to small and medium size businesses as well as personal loans to executives and professionals. In addition, residential mortgage lending is focused predominantly on the executive and professional marketplace. In the future, the Bank intends to develop a secondary market for its residential mortgage loans. Consumer lending is directed to executive and professional clients through residential mortgages, credit cards, and personal lines of credit to include home equity loans.

         The Market. The Bank plans to derive a substantial proportion of its business from the Indianapolis/Marion County, Indiana area. Indianapolis has been ranked by a number of national publications as a "top" Midwestern city. A 1991 study ranked Indianapolis as the 10th best city in the United States in which to do business. Another 1991 study called Indianapolis the best Midwestern city for growing a business. In addition, Indianapolis is the most centrally located city in the United States to the top 100 markets. As such, the city is a major distribution center where more highways converge than any other city in the entire United States. The city is home to such large employers as Eli Lilly and Company, Methodist Hospital, St. Vincent Hospital, Community Hospital, Anthem, Thomson Consumer Electronics, and Marsh Supermarkets.

         Marion County is the largest county in the Indianapolis Metropolitan Statistical Area ("MSA"), and comprises 65% of the Indianapolis MSA population. According to the 1990 census, Marion County had a total population of 797,159. This represents an increase of almost 32,000 people or 4.2% over the 1980 census. The population of Marion County is projected to grow by another 42,071 to 839,230, or approximately 5.3%, by the year 2000.

         Competition. The Bank's service area is highly competitive. There are currently approximately 65 financial institutions operating in the Marion County marketplace. In addition to competition from commercial banks, significant competition also comes from savings and loans associations, credit unions, finance companies, insurance companies, mortgage companies, securities and brokerage firms, money market mutual funds, loan production offices, and other providers of financial services in the area. The Bank competes in this marketplace primarily on the basis of highly personalized service, responsive decision making, and competitive pricing.

         Employees. The Bank has 61 employees, of which 58 are full-time employees. The Bank has employed persons with substantial experience in the Indianapolis banking market. The average experience level for all Bank employees is in excess of 9 years.

         Lending Activity. The Bank's lending strategy emphasizes the development of a high quality, well- diversified loan portfolio. The Bank's principal lending categories are commercial, residential mortgage, private banking/personal, and home equity. Commercial loans include loans for working capital, machinery and equipment purchases, premises and equipment acquisitions and other corporate needs. Residential mortgage lending includes loans on first mortgage residential properties. Private banking loans include secured and unsecured personal lines of credit as well as home equity loans.

         Commercial loans typically entail a thorough analysis of the borrower, its industry, current and projected economic conditions and other factors. Credit analysis involves collateral, the type of loan, loan maturity, terms and conditions, and various loan to value ratios as they relate to loan policy. The Bank typically requires commercial borrowers to have annual financial statements prepared by independent accountants and often requires such financial statements to be audited or reviewed by accountants. The Bank requires appraisals or evaluations in connection with loans secured by real estate. Such appraisals or evaluations are usually obtained prior to the time funds are advanced. The Bank also often requires personal guarantees from principals involved with closely-held corporate borrowers.

         The Bank requires loan applications and personal financial statements from its personal borrowers on loans that the Bank originates. Loan officers complete a debt to income analysis that should meet established standards of lending policy.

         The Bank maintains a comprehensive loan policy that establishes guidelines with respect to all categories of lending. In addition, loan policy sets forth lending authority for each loan officer. The Loan Committee of the Bank reviews all loans made under $200,000. Any loan in excess of $200,000 must receive the approval of the Loan Committee prior to the Bank making such loan. The Board of Directors does not generally approve loans unless they are above $1,800,000 or are loans to directors or executive officers. All loans are assigned a numerical rating based on creditworthiness and are monitored for improvement or deterioration.

          Loans are made primarily in the Bank's designated market area.

         Bank Holding Company Regulation. The Company is registered as a bank holding company and is subject to the regulations of the Board of Governors of the Federal Reserve System ("Federal Reserve") under the Bank Holding Company Act of 1956, as amended ("BHCA"). Bank holding companies are required to file periodic reports with and are subject to periodic examination by the Federal Reserve. The Federal Reserve has the authority to issue cease-and-desist orders against a bank holding company and nonbank subsidiaries if it determines that activities of such entities represent an unsafe and unsound practice or a violation of law.

         The Company is prohibited by the BHCA from acquiring direct or indirect control of more than 5% of the outstanding shares of any class of voting stock or substantially all of the assets of any bank or merging or consolidating with another bank holding company without prior approval of the Federal Reserve. In addition, the Company may not acquire direct or indirect control of a savings association without the prior approval of the Federal Reserve and the Office of Thrift Supervision. Additionally, the Company is prohibited by the BHCA from engaging in or from acquiring ownership or control of more than 5% of the outstanding shares of any class of voting stock of any company engaged in a nonbanking business unless such business is determined by the Federal Reserve to be so closely related to banking as to be a proper incident thereto. The BHCA does not place territorial restrictions on the activities of such nonbanking-related activities.

         The Federal Reserve has issued regulations under the BHCA requiring a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks. It is the policy of the Federal Reserve that, pursuant to this requirement, a bank holding company should stand ready to use its resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity. Additionally, under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), a bank holding company is required to guarantee the compliance of any insured depository institution subsidiary that may become "undercapitalized" (as defined in the statute) with the terms of any capital restoration plan filed by such subsidiary with its appropriate federal banking agency, up to the lesser of (i) an amount equal to 5% of the institution's total assets at the time the institution became undercapitalized, or (ii) the amount that is necessary (or would have been necessary) to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with such capital restoration plan. As a result of these policies, the Company may be required to commit resources to its subsidiary bank in circumstances where it might not otherwise do so.

         A bank holding company and its subsidiaries are prohibited from engaging in certain tying arrangements in connection with the extension of credit or the provision of any property or service. With certain exceptions, a bank holding company, a bank, and a subsidiary or affiliate thereof, may not extend credit, lease or sell property or furnish any services or fix or vary the consideration for the foregoing on the condition that (i) the customer must obtain or provide some additional credit, property or services from, or to, any of them, or
(ii) the customer may not obtain some other credit, property or service from a competitor, except to the extent reasonable conditions are imposed to assure the soundness of credit extended.

         Capital Adequacy Guidelines for Bank Holding Companies. The Federal Reserve, as the regulatory authority for bank holding companies, has adopted capital adequacy guidelines for bank holding companies. Bank holding companies with assets in excess of $150 million must comply with the Federal Reserve's risk- based capital guidelines which require a minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities such as standby letters of credit) of 8%. At least half of the total required capital must be "Tier 1 capital," consisting principally of common stockholders' equity, noncumulative perpetual preferred stock, a limited amount of cumulative perpetual preferred stock and minority interest in the equity accounts of consolidated subsidiaries, less certain goodwill items. The remainder ("Tier 2 capital") may consist of a limited amount of subordinated debt and intermediate-term preferred stock, certain hybrid capital instruments and other debt securities, cumulative perpetual preferred stock, and a limited amount of the general loan loss allowance. In addition to the risk-based capital guidelines, the Federal Reserve has adopted a Tier 1 (leverage) capital ratio under which the bank holding company must maintain a minimum level of Tier 1 capital to average total consolidated assets of 3% in the case of bank holding companies which have the highest regulatory examination ratings and are not contemplating significant growth or expansion. All other bank holding companies are expected to maintain a ratio of at least 1% to 2% above the stated minimum.

         Certain regulatory capital ratios for the Company as of June 30, 1996 are shown below:


 Tier 1 Capital to Risk-Weighted Assets                     14.18%

 Total Risk Based Capital to Risk-Weighted Assets           15.33%

 Tier 1 Leverage Ratio                                       9.23%


         Bank Regulation. The Bank is organized under the laws of the United States of America and is subject to the supervision of the Office of the Comptroller of the Currency ("OCC"), whose examiners conduct periodic examinations of national banks. The deposits of the Bank are insured by the Bank Insurance Fund ("BIF") administered by the FDIC and are subject to the FDIC's rules and regulations respecting the insurance of deposits. See "--Deposit Insurance."

         Both federal and state law extensively regulate various aspects of the banking business such as reserve requirements, truth-in-lending and truth-in-savings disclosure, equal credit opportunity, fair credit reporting, trading in securities and other aspects of banking operations. Current federal law also requires banks, among other things to make deposited funds available within specified time periods.

         Under federal and Indiana law, the Bank may establish an additional banking location anywhere in Indiana. See -- "Recent
Legislation."

         Dividend Limitations. Under Federal Reserve supervisory policy, a bank holding company generally should not maintain its existing rate of cash dividends on common shares unless (i) the organization's net income available to common shareholders over the past year has been sufficient to fully fund the dividends, and (ii) the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality, and overall financial condition. The FDIC also has authority under the Financial Institutions Supervisory Act to prohibit a bank from paying dividends if, in its opinion, the payment of dividends would constitute an unsafe or unsound practice in light of the financial condition of the bank. The Company's Board of Directors has not yet declared any dividends and does not anticipate that it will do so in the immediate future. In addition, there can be no assurance as to when, if ever, the Company will declare and pay any cash dividends.

         Under federal law, the Bank must comply with various restrictions applicable to its ability to pay dividends. In addition, the Bank is subject to certain restrictions imposed by the Federal Reserve on extensions of credit to the Company, on investments in the stock or other securities of the Company, and in taking such stock or securities as collateral for loans.

         The most stringent capital requirement affecting the Bank, however, are those established by the prompt corrective action provisions of FDICIA, which are discussed below. At June 30, 1996, the Bank's total risk-based capital, Tier 1 risk-based capital and leverage capital exceeded the amounts required to be designated "well capitalized."

         Lending Limits. Under federal law, the total loans and extension of credit by a national bank to a borrower outstanding at one time and not fully secured may not exceed 15% of such bank's capital and unimpaired surplus. An additional amount up to 10% of the bank's capital and unimpaired surplus may be loaned to the same borrower if such loan is fully secured by readily marketable collateral having a market value, as determined by reliable and continuously available price quotations, at least equal to the amount of such additional loans outstanding.

         Affiliates. The Bank is subject to Sections 22(h), 23A and 23B of the Federal Reserve Act, which restrict financial transactions between banks and affiliated companies. The statute limits credit transactions between a bank and its executive officers and its affiliates, prescribes terms and conditions for bank affiliate transactions deemed to be consistent with safe and sound banking practices, and restricts the types of collateral security permitted in connection with a bank's extension of credit to an affiliate.

         FDICIA. FDICIA requires, among other things, federal bank regulatory authorities to take "prompt corrective action" with respect to banks which do not meet minimum capital requirements. For these purposes, FDICIA establishes five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized.

         The FDIC has adopted regulations to implement the prompt corrective action provisions of FDICIA, effective as of December 19, 1992. Among other things, the regulations define the relevant capital measures for the five capital categories. An institution is deemed to be "well capitalized" if it has a total risk- based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a leverage ratio of 5% or greater, and is not subject to a regulatory order, agreement or directive to meet and maintain a specific capital level for any capital measure. An institution is deemed to be "adequately capitalized" if it has a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater, and generally a leverage ratio 4% or greater. An institution is deemed to be "undercapitalized" if it has a total risk-based capital ratio of less than 8%, a Tier 1 risk-based capital ratio of less than 4%, or generally a leverage ratio of less than 4%. An institution is deemed to be "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6%, a Tier 1 risk-based capital ratio of less than 3%, or a leverage ratio of less than 3%. An institution is deemed to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2%.

         "Undercapitalized" banks are subject to growth limitations and are required to submit a capital restoration plan. A bank's compliance with such plan is required to be guaranteed by any company that controls the undercapitalized institution as described above. If an "undercapitalized" bank fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized. "Significantly undercapitalized" banks are subject to one or more of a number of requirements and restrictions, including an order by the FDIC to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and case receipt of deposits from correspondent banks, and restrictions on compensation of executive officers. "Critically undercapitalized" institutions may not, beginning 60 days after becoming "critically undercapitalized", make any payment of principal or interest on certain subordinated debt or extend credit for a highly leveraged transaction or enter into any transaction outside the ordinary course of business. In addition, "critically undercapitalized" institutions are subject to appointment of a receiver or conservator.

         The federal banking agencies have established guidelines, effective August 9, 1995, which prescribe standards for depository institutions relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and management compensation. The agencies may require an institution which fails to meet the standards set forth in the guidelines to submit a compliance plan. The agencies are also currently proposing standards for asset quality and earnings. The Company cannot predict what effect such guidelines will have on the Bank.

         Deposit Insurance. The Bank's deposits are insured up to $100,000 per insured account by the BIF. As an institution whose deposits are insured by BIF, the Bank is currently required to pay deposit insurance premiums to BIF in the amount of $500 semi-annually. The Bank's deposit insurance assessments may increase depending upon the risk category and subcategory, if any, to which the Bank is assigned by the FDIC. Any increase in insurance assessments could have an adverse effect on the Bank's earnings.

         Bank Capital Requirements. The OCC has adopted risk-based capital ratio guidelines to which the Bank is subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk weighted categories, with higher levels of capital being required for the categories perceived as representing greater risk.

         These guidelines divide a bank's capital into two tiers. The first tier (Tier 1) includes common equity, certain non-cumulative perpetual preferred stock (excluding auction rate issues) and minority interests in equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets (except mortgage servicing rights and purchased credit card relationships, subject to certain limitations). Supplementary (Tier 2) capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debt and the allowance for loan and lease losses, subject to certain limitations, less required deductions. Banks are required to maintain a total risk-based capital ratio of 8%, of which 4% must be Tier 1 capital. The OCC may, however, set higher capital requirements when a bank's particular circumstances warrant. Banks experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.

         In addition, the OCC established guidelines prescribing a minimum Tier 1 leverage ratio (Tier 1 capital to adjusted total assets as specified in the guidelines). These guidelines provide for a minimum Tier 1 leverage ratio of 3% for banks that meet certain specified criteria, including that they have the highest regulatory rating and are not experiencing or anticipating significant growth. All other banks are required to maintain a Tier 1 leverage ratio of 3% plus an additional cushion of at least 100 to 200 basis points.

         Certain regulatory capital ratios under the OCC's risk-based capital guidelines for the Bank at June 30, 1996 are shown below:

   Tier 1 Capital to Risk-Weighted Assets.......................  14.18%
   Total Risk-Based Capital to Risk-Weighted Assets.............  15.33%
   Tier 1 Leverage Ratio........................................   9.23%

         Recent Legislation. President Clinton signed into law the Riegle Community Development and Regulatory Improvement Act of 1994 ("Riegle Act"). The Riegle Act contains seven titles pertaining to community development and home ownership protection, small business capital formation, paperwork reduction and regulatory improvement, money laundering and flood insurance. The Riegle Act grants the authority to several agencies to promulgate regulations under the Riegle Act. No regulations have yet been promulgated. The Company cannot predict with certainty the impact of the Riegle Act on the banking industry.

         The Riegle-Neal Insurance Banking and Branching Efficiency Act of 1994 allows for interstate banking and interstate branching without regard to whether such activity is permissible under state law. Beginning on September 29, 1995, bank holding companies may acquire banks anywhere in the United States subject to certain state restrictions. Beginning on June 1, 1997, an insured bank may merge with an insured bank in another state without regard to whether such merger is prohibited by state law. Additionally, an out-of-state bank may acquire the branches of an insured bank in another state without acquiring the entire bank; provided, however, that the law of the state where the branch is located permits such an acquisition. States may permit interstate branching earlier than June 1, 1997, whether both states involved with the bank merger expressly permit it by statute. Further, bank holding companies may merge existing bank subsidiaries located in different states into one bank.

         Beginning on September 29, 1995, an insured bank subsidiary may act as an agent for an affiliated bank or thrift in offering limited banking services (receive deposits, renew time deposits, close loans, service loans and receive payments on loan obligations) both within the same state and across state lines.

         The Company cannot predict with certainty the impact of this legislation on the banking industry.

         Additional Matters. In addition to the matters discussed above, the Company and the Bank are subject to additional regulation of their activities, including a variety of consumer protection regulations affecting their lending, deposit and collection activities and regulations affecting secondary mortgage market activities.

         The earnings of financial institutions, including the Company and the Bank, are also affected by general economic conditions and prevailing interest rates, both domestic and foreign and by the monetary and fiscal policies of the U.S. Government and its various agencies, particularly the Federal Reserve.

         Additional legislation and administrative actions affecting the banking industry may be considered by the United States Congress, the Indiana General Assembly and various regulatory agencies, including those referred to above. It cannot be predicted with certainty whether such legislation of administrative action will be enacted or the extent to which the banking industry in general or the Company and the Bank in particular would be affected thereby.

ITEM 2.  MANAGEMENT DISCUSSION AND ANALYSIS.
--------------------------------------------


THE FOLLOWING DISCUSSION AND ANALYSIS OF THE COMPANY RELATES TO THE YEARS ENDED DECEMBER 31, 1995 AND 1994 AND SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE HEREIN.

RESULTS OF OPERATIONS

Year Ended December 31, 1995 Compared to the Year Ended December 31, 1994

The Company's results of operations depends primarily on the level of its net interest income, its non- interest income and its operating expenses. Net interest income depends on the volume of and rates associated with interest earning assets and interest bearing liabilities which results in the net interest spread. Net loss decreased $423,468 or 32.8% to $866,686 for the year ended December 31, 1995 from $1,290,154 for the year ended December 31, 1994. This decrease is primarily due to the growth of the Bank allowing for more interest earning assets and net interest income compared to the same period during 1994, thereby offsetting more of the operating expenses.

Net Interest Income
-------------------
Net interest income increased $1,595,011 or 129.4% to $2,827,172 for the year ended December 31, 1995, from $1,232,161 for the year ended December 31, 1994. Total interest income increased $4,209,170 for the year ended December 31, 1995 to $6,252,625 from $2,043,455 for the year ended December 31, 1994. This increase is primarily a result of average total loans for the year ended December 31, 1995 being approximately $50,600,000 compared to average total loans of approximately $13,300,000 for the year ended December 31, 1994. The loan portfolio produces the highest yield of all earning assets. Investment portfolio income increased $478,164 or 68.3% to $1,177,810 for the year ended December 31, 1995, as compared to $699,646 for the year ended December 31, 1994. This increase is primarily a result of the increase in the average investment securities portfolio from approximately $13,800,000 for the year ended December 31, 1994, to approximately $18,200,000 for the year ended December 31, 1995. Interest on federal funds sold also increased due to an increase in average federal funds sold of approximately $8,700,000 for the year ended December 31, 1995 over the same period the previous year.

Total interest expense increased $2,614,159 or 322.2% to $3,425,453 for the year ended December 31, 1995, from $811,294 for the year ended December 31, 1994. This increase is due to an increase in interest bearing deposits. Total interest bearing liabilities averaged approximately $63,200,000 for the year ended December 31, 1995 as compared to approximately $20,000,000 for the year ended December 31, 1994. The average cost of interest bearing liabilities at December 31, 1995, was approximately 5.42% as compared to average cost of interest bearing liabilities of approximately 4.07% at December 31, 1994.

The following table details average balances, interest income/expense and average rates/yields for the Bank's earning assets and interest bearing liabilities for the years ended December 31, 1995 and 1994.

                                            1995                                  1994
                                            ----                                  ----
                                          Interest      Average                 Interest       Average
                             Average      Income/       Rate/       Average      Income/        Rate/
                             Balance      Expense       Yield       Balance      Expense        Yield
                             -------------------------------------------------------------------------
Assets:
Federal Funds                $15,240      $    976        6.40%     $ 6,560     $    318         4.84%
Investments                   18,233         1,178        6.46       13,779          700         5.08
Loans (gross)                 50,663         4,098        8.09       13,279        1,026         7.73
                             -------------------------------------------------------------------------
Total earning assets          84,136      $  6,252        7.43%      33,618     $  2,044         6.08%
Non-earning assets             4,433                                  3,334
                             -------                                -------
Total assets                 $88,569                                $36,952
                             =======                                =======

Liabilities:
Interest bearing DDA         $ 6,449      $    188        2.92%     $ 2,611     $     65         2.49%
Savings                       28,447         1,461        5.14       10,785          416         3.86
CD's under $100,000           14,297           919        6.43        3,394          179         5.27
CD's over $100,000             9,943           609        6.12        2,867          137         4.78
Individual
  Retirement Accounts          1,661           107        6.44          281           14         4.98
Repurchase Agreements          2,383           141        5.91           16            1         6.25
                             -------------------------------------------------------------------------
Total Interest
  -bearing Liabilities       $63,180      $  3,425        5.42%     $19,954     $    812         4.07%
Non-Interest-bearing
  Liabilities                 13,580                                  4,971
Other Liabilities                344                                    161
                             -------                                -------
Total Liabilities             77,104                                 25,086
Equity                        11,465                                 11,866
                             -------                                -------
Total Liabilities & Equity   $88,569                                $36,952
                             =======                                =======


Recap:
Interest Income                           $ 6,252         7.43%                 $  2,044         6.08%
Interest Expense                            3,425         5.42%                      812         4.07%
                                          ---------------------                 ----------------------
Net Interest
  Income/ Spread                          $ 2,827         2.01%                 $  1,232         2.01%
                                          =====================                 ======================
Contribution of
  Non-Interest-bearing
    funds                                                 1.35                                   1.55
Net Interest Margin                                       3.36%                                  3.56%
                                                        =======                                =======


Average balances computed using month end actual balances

The following table sets forth an analysis of volume and rate changes in interest income and interest expense of the Company's average earning assets and average interest-bearing liabilities. The table distinguishes between the changes related to average outstanding balances of assets and liabilities (changes in volume holding the initial average interest rate constant) and the changes related to average interest rates (changes in average rate holding the initial average outstanding balance constant). The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

 Year ended December 31, 1995 compared to year ended December 31, 1994

                                                  Increase in Net Interest Income
                                                  -------------------------------
                                                   Net          Due to       Due to
                                                 Change          Rate        Volume
                                                -----------------------------------
Interest earning assets:
  Federal funds sold                            $    624       $    122     $    502
  Investment securities                              478            218          260
  Loans                                            3,107             51        3,056
                                                ------------------------------------
      Total                                        4,209            391        3,818

Interest bearing liabilities:
  Demand deposits                                    131             14          117
  Savings deposits                                 1,004            165          839
  Certificates of deposit under $100,000             750             48          702
  Certificates of deposit over $100,000              459             46          413
  Individual Retirement Accounts                      89              5           84
  Repurchase agreements                              181              -          181
                                                ------------------------------------
      Total                                        2,614            278        2,336
                                                ------------------------------------

Net Change in Net Interest Income               $  1,595       $    113     $  1,482
                                                ====================================


      NOTE: Due to Rate Increase was calculated by taking the change in the rate times prior year average balance.

      Due to Volume Increase was calculated by taking the change in average balance times the prior year rate.

Provision for Loan Losses
-------------------------
The amount charged to the provision for loan losses by the Bank is based on management's evaluation as to the amounts required to maintain an allowance adequate to provide for potential losses inherent in the loan portfolio. The level of this allowance is dependent upon the total amount of past due and non- performing loans, general economic conditions and management's assessment of potential losses based upon internal credit evaluations of loan portfolios and particular loans. Loans are entirely to borrowers in central Indiana.

During the year ended December 31, 1995, $600,000 was charged to the provision for loan losses compared to $360,000 for the year ended December 31, 1994. At December 31, 1995, the allowance was $985,000 or 1.40% of total loans. This compares to an allowance of $385,000 or 1.19% as of December 31, 1994. There were no charge-offs for the years ended December 31, 1995 and 1994. There were no loans past due over 30 days at December 31, 1995.

Other Operating Income
----------------------
Other operating income for the year ended December 31, 1995, increased $292,146 or 193.7% to $443,002 from $150,856 for the year ended December 31, 1994. The increase is primarily due to an increase in trust fees and commissions of $164,899 or 205.1% from $80,403 for the year ended December 31, 1994 to $245,302 for the year ended December 31, 1995. The increase in trust income is attributable to the increase in total assets under trust management of approximately $40,000,000 from approximately $60,000,000 at December 31, 1994 to approximately $100,000,000 at
December 31, 1995.

Other Operating Expenses
------------------------
Other operating expenses for the year ended December 31, 1995 increased $1,223,689 or 52.9% to $3,536,860 from $2,313,171 for the year ended
December 31, 1994. Salaries, wages and employee benefits increased $689,648 or 59.8% to $1,843,872 for the year ended December 31, 1995 from $1,154,224 for the year ended December 31, 1994. This increase is primarily due to the increased in the number of employees from 28 full time equivalents at December 31, 1994 to 47 full time equivalents at December 31, 1995 to staff the expanded trust department and two new branch locations. Net occupancy expense increased $112,923 for the year ended December 31, 1995 over the same period the previous year primarily due to the additional expense for the new branch locations. Furniture and equipment expense increased $113,745 for the year ended December 31, 1995 over the same period the previous year primarily due to the depreciation for the Ditch Road branch which opened in February 1995. Data processing expenses increased $38,915 for the year ended December 31, 1995 over the same period the previous year primarily due to increased service bureau fees relating to increased transaction activity by the Bank and trust department.

THE FOLLOWING DISCUSSION AND ANALYSIS OF THE COMPANY RELATES TO THE SIX MONTHS ENDED JUNE 30, 1996 AND 1995 AND SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE HEREIN. THE UNAUDITED RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 1996 ARE NOT NECESSARILY INDICATIVE OF RESULTS TO BE EXPECTED FOR THE ENTIRE FISCAL YEAR.


RESULTS OF OPERATIONS

Six months Ended June 30, 1996 Compared to the Six months Ended June 30, 1995

The Company's results of operations depends primarily on the level of its net interest income, its non-interest income and its operating expenses. Net loss decreased $351,135 or 62.8% to $208,121 for the six months ended June 30, 1996 from $559,256 for the six months ended June 30, 1995. This decrease is primarily due to the growth of the Bank allowing for more interest earning assets and net interest income compared to the same period during 1995, thereby offsetting more of the operating expenses.

Net Interest Income
-------------------
Net interest income increased $898,681 or 75.6% to $2,088,685 for the six months ended June 30, 1996, from $1,190,004 for the six months ended June 30, 1995. This increase was due to an increase in interest income of $2,163,257 as compared to only a $1,264,576 increase in interest expense.

Total interest income increased $2,163,257 for the six months ended June 30, 1996 to $4,693,581 from $2,530,324 for the six months ended June 30, 1995. This increase is primarily a result of average total loans for the six months ended June 30, 1996 being approximately $80,000,000 compared to average total loans of approximately $40,000,000 for the six months ended June 30, 1995. The loan portfolio produces the highest yield of all earning assets. Investment portfolio income increased $341,048 or 71.0% to $821,248 for the period ended June 30, 1996, as compared to $480,200 for the period ended June 30, 1995. This increase is primarily a result of the increase in the average investment securities portfolio from approximately $15,000,000 for the period ended June 30, 1995, to approximately $28,000,000 for the period ended June 30, 1996. Interest on federal funds sold also increased due to an increase in average federal funds sold of approximately $9,000,000 for the period ended June 30, 1996 over the same period the previous year.

Total interest expense increased $1,264,576 or 94.3% to $2,604,896 for the six months ended June 30, 1996, from $1,340,320 for the six months ended June 30, 1996. This increase is due to an increase in interest bearing deposits. Total interest bearing deposits averaged approximately $100,000,000 for the six months ended June 30, 1996 as compared to approximately $50,000,000 for the six months ended June 30, 1995. The average cost of interest bearing liabilities for the six months ended June 30, 1996, was approximately 5.6% as compared to average cost of interest bearing liabilities of approximately 4.9% for the six months ended June 30, 1995.

Provision for Loan Losses
-------------------------
The amount charged to the provision for loan losses by the Bank is based on management's evaluation as to the amounts required to maintain an allowance adequate to provide for potential losses inherent in the loan portfolio. The level of this allowance is dependent upon the total amount of past due and non-performing loans, general economic conditions and management's assessment of potential losses based upon internal credit evaluations of loan portfolios and particular loans. Loans are entirely to borrowers in central Indiana.

During the six months ended June 30, 1996, $198,000 was charged to the provision for loan losses compared to $300,000 for the six months ended June 30, 1995. At June 30, 1996, the allowance was $1,183,000 or 1.32%
of total loans. This compares to an allowance of $685,000 or 1.46% as of June 30, 1995. There were no charge-offs for the six month periods ended June 30, 1996 and 1995. There were no loans past due over 30 days at June 30, 1996 or 1995.

Other Operating Income
----------------------
Other operating income for the six months ended June 30, 1996, increased $287,049 or 170.3% to $455,614 from $168,565 for the six months ended
June 30, 1995. The increase is primarily due to an increase in trust fees and commissions of $195,541 or 218.9% from $89,456 for the six months ended June 30, 1995 to $284,997 for the six months ended June 30, 1996. The increase in trust income is attributable to the increase in average total assets under trust management of approximately $98,600,000 for the six months ended June 30, 1996 over the same period the previous year.

Other Operating Expenses
------------------------
Other operating expenses for the six months ended June 30, 1996 increased $936,595 or 57.9% to $2,554,420 from $1,617,825 for the six months ended June 30, 1995. Salaries, wages and employee benefits increased $525,700 or 65.7% to $1,326,242 for the period ended June 30, 1996 from $800,542 for the period ended June 30, 1995. This increase is primarily due to the increased in the number of employees from 39 full time equivalents at June 30, 1995 to 58 full time equivalents at June 30, 1996 to staff the expanded trust department and two new branch locations. Net occupancy expense increased $83,279 for the period ended June 30, 1996 over the same period the previous year primarily due to the additional rent expense for the trust department expansion. Furniture and equipment expense increased $102,553 for the period ended June 30, 1996 over the same period the previous year primarily due to the increased depreciation for the Bash Road branch. Data processing expenses increased $68,873 for the period ended June 30, 1996 over the same period the previous year primarily due to increased service bureau fees relating to increased transaction activity by the Bank and trust department.

LIQUIDITY AND INTEREST RATE SENSITIVITY

The Company must maintain an adequate liquidity position in order to respond to the short-term demand for funds caused by withdrawals from deposit accounts, extensions of credit and for the payment of operating expenses. Maintaining this position of adequate liquidity is accomplished through the management of a combination of liquid assets; those which can be converted into cash and access to additional sources of funds. Primary liquid assets of the Company are cash and due from banks, federal funds sold, investments held as "available for sale" and maturing loans. Federal funds sold represent the Company's primary source of immediate liquidity and were maintained at a level adequate to meet immediate needs. Federal funds averaged approximately $25,100,000 and $12,600,000 for the six months ended June 30, 1996 and 1995, respectively. Maturities in the Company's loan and investment portfolios are monitored regularly to avoid matching short-term deposits with long-term loans and investments. Other assets and liabilities are also monitored to provide the proper balance between liquidity, safety, and profitability. This monitoring process must be continuous due to the constant flow of cash which is inherent in a financial institution.

The Company actively manages its interest rate sensitive assets and liabilities to reduce the impact of interest rate fluctuations. At June 30, 1996, the Company's rate sensitive liabilities exceeded rate sensitive assets due within one year by $9,772,000.

As part of managing liquidity, the Company monitors its loan to deposit ratio on a daily basis. At June 30, 1996 the ratio was 69.3 percent which is within the Company's acceptable range.

The following table shows the composition of the Bank's loan portfolio as of the dates indicated (in 000's):

                          June 30                          December 31
                          -------                          -----------
                           1996                  1995                        1994
                           ----                  ----                        ----
                                     % of                     % of                        % of
                          Amount     Total       Amount       Total          Amount       Total
                         -----------------------------------------------------------------------
TYPES OF LOANS
Commercial               $40,496     45.04%     $34,881       49.45%        $18,581       57.30%
Construction               1,227      1.37        2,375        3.37             574        1.77
Commercial Mortgage        3,719      4.14        3,403        4.82             400        1.23
Residential Mortgage      43,021     47.85       28,403       40.27          11,966       36.90
Installment                  763       .85          679         .96             382        1.18
Credit Card                  559       .62          541         .77             355        1.09
Other                        126       .13          256         .36             169         .53
                         -----------------------------------------------------------------------
   Total-Gross            89,911    100.00%      70,538      100.00%         32,427      100.00%
                                    =======                  =======                     =======
   Allowance              (1,183)                  (985)                       (385)
                         --------               --------                    --------
   Total-Net             $88,728                $69,553                     $32,042
                         ========               ========                    ========


The following table shows the composition of the Bank's deposit portfolio as of the dates indicated (in 000's):

                                 June 30                          December 31
                                  1996                   1995                       1994
                        ------------------------------------------------------------------------------
                                        % of                       % of                         % of
                         Amount         Total        Amount        Total        Amount          Total
                        ------------------------------------------------------------------------------
TYPES
OF DEPOSITS
Demand Deposits           25,028        27.28%       $17,144       26.55%       $ 9,636         29.48%

MMDA/Savings              65,584        72.51         47,328       73.30         22,913         70.11

Individual Retirement
  Accounts                   188          .21             95         .15            133           .41
                        ------------------------------------------------------------------------------
Total Demand
  Deposits                90,800       100.00%        64,567      100.00%        32,682        100.00%
                                       =======                    =======                      =======

Certificates of Deposit
  Under $100,000          27,631        52.99         17,333       51.37          8,244         59.11

Over $100,000             21,898        42.00         14,570       43.18          5,087         36.47

Individual Retirement
  Accounts                 2,611         5.01          1,839        5.45            617          4.42
                        ------------------------------------------------------------------------------
Total Certificates of
  Deposit                 52,140       100.00%        33,742      100.00%        13,948        100.00%
                        --------       =======       -------      =======       -------        =======

Total Deposits          $142,940                     $98,309                    $46,630
                        ========                     =======                    =======


The Company experienced an increase in cash and cash equivalents, its primary source of liquidity, of $4,840,388 during 1995. The primary financing activity for 1995 was deposit growth which provided net cash of $51,678,655. Lending used $38,110,858 and increasing federal funds sold used $6,425,000. The Company's management believes its liquidity sources are adequate to meet its operating needs and does not know of any trends, events or uncertainties that may result in a significant adverse effect on the Company's liquidity position.

The following table illustrates the projected maturities and the repricing mechanisms of the major asset/liabilities categories of the Company as of June 30, 1996, based on certain assumptions. No prepayment rate assumptions have been made for the loan portfolio. Maturity and repricing dates for investments have been projected by applying the assumptions set forth below to contractual maturity and repricing dates.

                                                                                                         Non-Interest
                                                                                                            Earning/
                         0-180 Days   181-365 Days  1-2 Years    2-3 Years    3-5 Years     5+ Years        Bearing        Total
                         ----------------------------------------------------------------------------------------------------------

Interest-Earning Assets:
  Fed Funds              $34,650,00            -            -            -            -             -              -   $ 34,650,000
  Investment Securities  13,268,067    6,186,899    5,310,712    2,791,228    1,149,513     1,248,321              -     29,954,740
  Loans                  37,369,996    5,123,071    5,398,248    7,924,976   10,672,860    23,342,729              -     89,831,880
                         ----------------------------------------------------------------------------------------------------------

Total Interest-Earning
  Assets                 85,288,063   11,309,970   10,708,960   10,716,204   11,822,373    24,591,050              -    154,436,620
Non-Interest Earning
  Assets                          -            -            -            -            -             -     12,456,072     12,456,072
                         ----------------------------------------------------------------------------------------------------------

Total Assets                                                                                                           $166,892,692
                         ==========================================================================================================

Interest-Bearing
  Liabilities:
  Demand Deposits           256,331            -            -            -            -    24,794,221              -     25,050,552
  Interest-Bearing
    Demand               12,607,144            -            -            -            -             -              -     12,607,144
  Savings Deposits                -            -            -            -            -       632,382              -        632,383
  Money Market Accounts  53,308,392            -            -            -            -             -              -     53,308,392
  Certificate of
    Deposits              7,945,369    8,211,110    6,590,461    5,418,594    1,716,984       429,018              -     30,311,536
  Jumbo CD's             10,219,337    6,222,182    2,555,212    2,065,183      816,309       212,879              -     22,091,102
  Repurchase Agreements   7,599,797            -            -            -            -             -              -      7,599,797
                         ----------------------------------------------------------------------------------------------------------

Total Interest-Bearing
  Liabilities            91,936,370    14,433,292   9,145,673    7,483,777    2,533,293    26,068,500              -    151,600,905
Non-Interest Bearing
  Liabilities                     -             -           -            -            -             -        679,318        679,318
Equity                            -             -           -            -            -             -     14,612,469     14,612,469
                         ----------------------------------------------------------------------------------------------------------

Total Liabilities and
  Shareholders' Equity                                                                                                 $166,892,692
                         ==========================================================================================================


                                   19

                                                                                                         Non-Interest
                                                                                                            Earning/
                         0-180 Days   181-365 Days  1-2 Years    2-3 Years    3-5 Years     5+ Years        Bearing        Total
                         ----------------------------------------------------------------------------------------------------------
Interest Sensitivity
  Gap per Period         (6,648,307)   (3,123,322)  1,563,287    3,232,427    9,289,080    (1,477,450)    (2,835,715)             -
                         ==========================================================================================================
Cumulative Interest
  Sensitivity Gap        (6,648,307)   (9,771,629) (8,208,342)  (4,975,915)   4,313,165     2,835,715              -              -
                         ==========================================================================================================
Interest Sensitivity
  Gap as a Percentage
  of Earnings Assets          -4.30%        -2.03%       1.01%        2.10%        6.01%        -0.95%         -1.84%             -
                         ==========================================================================================================

Cumulative Sensitivity
Gap as a Percentage
of Earning Assets             -4.30%        -6.33%      -5.32%       -3.22%        2.79%         1.84%             -              -
                         ==========================================================================================================


The Company experienced an increase in cash and cash equivalents, its primary source of liquidity, of $993,051 during the first six months of 1996. The primary financing activity of deposit growth provided net cash of $44,631,272. Investing activities used $45,697,658 of which increased lending used $19,373,262 and increased federal funds sold used $22,100,000.

The Company's management believes its liquidity sources are adequate to meet its operating needs and does not know of any trends, events of uncertainties that may result in a significant adverse effect on the Company's liquidity position.

CAPITAL RESOURCES

The Company's only source of capital since commencing operations has been from issuance of common stock and results of operations. It has not issued long term debt nor does it have any long term debt facility arrangements. In late 1995, the Company increased its common stock by approximately $5,000,000 with the sale of 400,000 shares. Capital for the Company is above regulatory requirements at June 30, 1996. Pertinent capital ratios for the Company as of June 30, 1996 are as follows:

                                                           Minimum
                                           Actual        Requirements
                                           ------        ------------

Tier 1 risk-based capital ratio            14.18%            4.0%
Total risk-based capital ratio             15.33%            8.0%
Leverage ratio                              9.23%            4.0%


Dividends from the Bank to the Company may not exceed the undivided profits of the Bank (included in consolidated retained earnings) without prior approval of a federal regulatory agency. In addition, Federal banking laws limit the amount of loans the Bank may make to the Company, subject to certain collateral requirements. No dividends were declared, or loans made, during 1996 or 1995 by the Bank to the Company.

ITEM 3.  DESCRIPTION OF PROPERTY.
---------------------------------

         The Company and the Bank have their main office in downtown Indianapolis at 107 North Pennsylvania Street. The Company has executed three leases for this location, one for space on the seventh floor which is used for the Company's and Bank's executive offices, and one for space on the ground floor which is used for retail branch transactions, and one on the sixth floor which is used for the Bank's trust operations. The leases expire in 2001 and 2003. The Company also has an option to lease additional space in the building under certain circumstances. This space has been leased from an affiliate of one of the directors of the Company and the Bank. See "MANAGEMENT - Certain Other Transactions."

         The Bank opened its first neighborhood bank office on February 21, 1995 at 84th and Ditch Road. The Bank also has opened a neighborhood bank office 82nd and Bash Road on the northeast side of Indianapolis in December, 1995. The Bank owns the land and the premises for both of these offices. In 1996 the Bank opened an office in the Chamber of Commerce building at 320 N. Meridian Street in the downtown Indianapolis area. The Bank leases the premises at this neighborhood office.

         The Bank has installed a remote ATM at its main office, the Indianapolis City Market and at the University of Indianapolis. These remote ATMs provide additional banking convenience for the customers of the Bank, and generate an additional source of fee income for the Bank.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.
------------------------------------------------------------------------

The following table contains information concerning individuals or entities who, to the knowledge of the Corporation, beneficially owned on June 30, 1996, more than 5% of the common stock of the Corporation:


NAME AND ADDRESS OF             SHARES BENEFICIALLY      PERCENT OF
BENEFICIAL OWNER                       OWNED                CLASS
-------------------------------------------------------------------
Michael S. Maurer                    656,250 (1)            29.8%

Eugene and Marilyn Glick             125,000                 6.9%

Morris L. and Janis Maurer            99,985 (2)             5.3%


(1) Includes 384,375 shares which Mr. Maurer may acquire pursuant to stock warrants. See "Employee Benefit Plans -- Warrants."

(2) Includes 14,000 shares which Mr. Maurer has the right to acquire pursuant to the exercise of stock options and 38,000 shares which Mr. Maurer has the right to acquire pursuant to stock warrants, and 485 shares in the 401(k) Plan allocated to the account of Mr. Maurer. See "Employee Benefit Plans -- 1993 Employees' Stock Option Plan, and -- Warrants."

         The following table sets forth as of June 30, 1996 the total number of shares of common stock of the Corporation beneficially owned by each director and executive officer of the Corporation and by all directors and executive officers as a group. The number of shares shown as being beneficially owned by each director and executive officer are those over which he or she has sole or shared voting or investment power.


NAME AND ADDRESS OF                   NUMBER OF          PERCENT OF
BENEFICIAL OWNER                       SHARES               CLASS
-------------------------------------------------------------------
Kathryn G. Betley                      4,375 (1)             0.2%

James M. Cornelius                    21,000 (2)             1.1%

David R. Frick                        14,750 (2)             0.8%

Andre B. Lacy                         36,500 (2)             2.0%

G. Benjamin Lantz, Jr.                12,250 (2)             0.7%

William J. Loveday                     2,900 (1)             0.2%

Michael S. Maurer                    656,250 (3)            29.8%

Morris L. Maurer                      99,985 (4)             5.3%

Philip B. Roby                        22,955 (5)             1.2%

Todd H. Stuart                        11,625 (2)             0.6%

Directors and executive
officers as a group (consisting
of 10 individuals)                   882,589                38.1%


(1) Includes 2,500 shares which such individual has the right to acquire pursuant to the exercise of options. See "Employee Benefit Plans -- 1993 Directors' Stock Option Plan."

(2) Includes 8,500 shares which such individual has the right to acquire pursuant to the exercise of options. See "Employee Benefit Plans -- 1993 Directors' Stock Option Plan."

(3) Includes 384,375 shares which Mr. Maurer may acquire pursuant to stock warrants. See "Employee Benefit Plans -- Warrants."

(4) Includes 14,000 shares which Mr. Maurer has the right to acquire pursuant to the exercise of stock options, 38,000 shares which Mr. Maurer has the right to acquire pursuant to stock warrants, and 485 shares in the 401(k) Plan allocated to the account of Mr. Maurer. See "Employee Benefit Plans -- 1993 Employee Stock Option Plan, and -- Warrants."

(5) Includes 10,000 shares which Mr. Roby has the right to acquire pursuant to the exercise of stock options and 455 shares in the 401(k) Plan allocated to the account of Mr. Roby. See
         "Employee Benefit Plans -- 1993 Employee Stock Option Plan."

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.
----------------------------------------------------------------------

         The following sets forth information as to each director and each executive officer of the Corporation and the Bank as of June 30, 1996, including their ages, present principal occupations, other business experience during the last five years and directorships in other publicly held companies. Each individual's service with the Corporation and the Bank began at the formation of the Corporation in 1993, unless otherwise noted. In addition, all current directors of the Corporation are also current directors of the Bank. Certain family relationships exist among the directors of the Corporation. Michael S. Maurer and Morris L. Maurer are cousins. There are no arrangements or understandings between any of the directors pursuant to which any of them have been selected for their respective positions.

         MICHAEL S. MAURER - Age 53, Term Expires 1998. Mr. Maurer, the chairman of the board of the Corporation and the Bank, was self-employed as an attorney from 1969 through 1988. In 1987 Mr. Maurer became chief executive officer and fifty percent owner of MYSTAR Corp., a broadcasting company which owns Indianapolis radio stations WTPI, WZPL-FM and WMyS-AM. In 1990 Mr. Maurer became chief executive officer and fifty percent owner of IBJ Corp., a publishing company which owns The Indianapolis Business Journal, The Court and Commercial Record, and
the Indiana Lawyer.   From April 1991 through December 1992, Mr. Maurer
served as a director and member of the Executive Committee of Merchants National Bank/National City Bank, Indianapolis, Indiana. Mr. Maurer is currently a director of IPALCO Enterprises, Inc. and Indianapolis Power and Light Company.

         MORRIS L. MAURER - Age 45, Term Expires 1999. Mr. Maurer is the president, chief executive officer and a director of the Corporation and the Bank. He was employed by Indiana National Bank/INB Financial Corporation from 1975 through 1992. In Mr. Maurer's capacity as senior vice president, he was responsible for corporate-wide strategic planning, venture capital, chairman of corporate and lead bank ALCO committees, mergers and acquisitions, and economic research. As chief financial officer, Mr. Maurer was responsible for general accounting, controller, investment, funds desk, security sales and brokerage functions. In addition, Mr. Maurer was a member of the executive management committee, and chairman of the state-wide bank integration committee.

         PHILIP B. ROBY - Age 53, Term Expires 1997. Mr. Roby is the executive vice president, chief operating officer and a director of the Corporation and the Bank and is also the chief lending officer of the Bank. He began his career at Indiana National Bank in 1965 in its Management Training Program. During the years between 1967 to 1973, Mr. Roby worked as a Commercial Lending Officer and Correspondent Banking Officer at Indiana National Bank. In 1973, he was named manager of the Commercial Credit Department with responsibility for the Commercial Credit Training Program in Commercial Loan Analysis. In 1975, he became president of two real estate subsidiaries of the parent holding company, Indiana National Financial Corporation.

         From 1978 to 1990, he held the position of senior vice president and division head of the Metropolitan Division. Mr. Roby served as a member of the Commercial Loan Committee during this period. In 1990, Mr. Roby became president of INB Banking Company, Northeast, an affiliate bank of INB Financial Corporation, located in Fort Wayne, Indiana. Subsequent to the INB merger with NBD Bancorp, he was elected executive vice president and senior commercial lending officer for the Northeast Region of the merged bank and was also named one of the eight members of the Senior Indiana Loan Committee of NBD Indiana, Inc.

         JAMES M. CORNELIUS - Age 52, Term Expires 1998. Mr. Cornelius, a director, is chairman of the board of directors of Guidant Corporation, a global medical device company traded on the New York and Pacific Stock Exchanges. He was elected to this position in September 1994 and joined Guidant full time following his retirement from Eli Lilly and Company in October 1995. He served as vice president of finance and chief financial officer at Lilly from January 1983 until his retirement and served on its Board and Executive Committee from December 1986. Mr. Cornelius serves on the Board of Directors for American United Life Insurance Company and Lilly Industries, Inc. He served as a director of Indiana National Bank from 1982 through 1992.

         TODD H. STUART - Age 31, Term Expires 1999. Mr. Stuart, a director, has been employed by Stuart's Household Furniture Moving & Storage, Inc., a household and commercial moving, packing and warehousing business since 1983. As vice president of the company, Mr. Stuart's responsibilities include sales, daily operations and supervision of more than 40 employees. Mr. Stuart is also a director of Bankers Life Holding Corporation, Chicago, Illinois.

         G. BENJAMIN LANTZ -  Age 60, Term Expires 1998.   Dr. Lantz, a
director, has been employed as president of the University of Indianapolis from 1988 through the present. He served approximately 18 years in the administration of various colleges before he became vice president, administration and development at NESCO, Inc., a privately held manufacturing, real estate and engineering company located in Mayfield Heights, Ohio. Dr. Lantz's responsibilities included supervision of legal counsel and corporate recruitment. Dr. Lantz was also involved in acquisitions and divestitures and locating, analyzing and negotiating and conducting due diligence activities for the purchase of companies. Dr. Lantz also monitored corporate activities for four companies.

         ANDRE B. LACY - Age 56, Term Expires 1999. Mr. Lacy, a director, began his career in 1961 with the predecessor of Lacy Diversified Industries, Inc. as an analyst. Mr. Lacy held various positions with the company before becoming chairman and chief executive officer of LDI, Ltd. (Limited Partnership) and its subsidiaries. Its various entities include: Lacy Diversified Industries; Jessup Door Company; Major Video Concepts; Tucker-Rocky Distributing; and Answer Products, Inc.

         Mr. Lacy was a director of Merchants National Bank & Trust Company and Merchants National Corporation/National City Corporation from 1979 through 1992. He also served as chairman of the Finance Committee and as a member of the Executive Committee. Mr. Lacy is currently a director of Albemarle Corporation, Richmond, Virginia; IPALCO Enterprises, Indianapolis; Tredegar Industries, Richmond, Virginia; and Patterson Dental Company, St. Paul, Minnesota.

         DAVID R. FRICK - Age 51, Term Expires 1997. Mr. Frick, a director, is the executive vice president and chief administrative officer of Associated Insurance Company, Inc. (an insurance and financial services company). He served as managing partner of Baker & Daniels, one of Indiana's largest law firms, from 1987 through 1992. Mr. Frick was engaged in the private practice of law from 1969 to 1976, when he became Corporation Counsel and Deputy Mayor of the City of Indianapolis. Mr. Frick returned to the private practice of law in 1982 in Indianapolis. Mr. Frick is also a director of Broadcasting Management, Inc., a venture capital fund which owns radio stations.

         KATHRYN G. BETLEY - Age 53, Term Expires 1997. Ms. Betley, a director, has been chairman of the board, secretary and co-owner of Romancing the Seasons, a retail store located in Indianapolis, from 1989 through the present. Ms. Betley is an extremely active community volunteer in the Indianapolis area and is involved with and serves on the boards of many civic organizations.

         WILLIAM J. LOVEDAY - Age 52, Term Expires 1997. Mr. Loveday, a director, is currently the president and chief executive officer of Methodist Hospital of Indiana, Inc. Mr. Loveday has served in that capacity from 1988 through the present. Mr. Loveday is also a director of Indianapolis Life Insurance Company. From 1983 to 1988, Mr. Loveday was executive vice president and chief operating officer of Memorial Medical Center of Long Beach, California.

ITEM 6.  EXECUTIVE COMPENSATION.
--------------------------------

Compensation Committee
----------------------

         Decisions on compensation of the Corporation's executives are made by the Compensation Committee of the Board, which also serves as the Compensation Committee of the Bank. Each member of the Compensation Committee is a non-employee director. All decisions of the Compensation Committee relating to the compensation of the Corporation and the Bank's executive officers are reviewed by the full Board.

Compensation of Directors
-------------------------

         Directors of the Corporation and the Bank have never received a fee for serving in such capacity and neither the Corporation nor the Bank are currently paying any director fees. In June 1996 the Board of Directors has adopted a resolution providing that Directors be compensated with stock options each June having a net present value between approximately $17,500 to $20,000 until such time as the Directors are compensated with cash compensation. In June 1996, Messrs. Cornelius, Frick, Lacy, Lantz and Stuart were each granted options for 2,000 shares, exercisable at $12.50 per share, during a ten year period. Ms. Betley and Mr. Loveday, who became directors in October 1995, were each granted options in March 1996 for 2,500 shares, exercisable at $12.50 per share, during a ten year period.

Compensation Policies Toward Executive Officers
-----------------------------------------------

         The Compensation Committee's executive compensation policies are designed to provide competitive levels of compensation to the executive officers and to reward officers for individual performance and for performance of the Corporation as a whole. Although there are established goals and standards relating to performance of the Corporation, these goals and standards have not been established solely for utilization in setting compensation of individual employees. The Compensation Committee does, however, consider the Corporation and the Bank's performance compared to the Annual Plan and compared to certain established non-financial goals in setting compensation levels.

Base Salary
-----------

         Each executive officer is reviewed individually by the Compensation Committee, which review includes an analysis of the performance of the Corporation and the Bank. In addition, the review includes, among other things, an analysis of the individual's performance during the past fiscal year, focusing primarily upon the following aspects of the individual's job or characteristics of the individual exhibited during the most recent fiscal year: quality and quantity of work; supervisory skills; dependability; initiative; attendance; overall skill level; and overall value to the Corporation.

Bonus Amounts
-------------

         During 1995, the Board of Directors approved a bonus plan ("Bonus Plan") for Morris L. Maurer and Philip B. Roby which was only applicable in 1995. Under the terms of the Bonus Plan, Mr. Maurer received a bonus of $30,000 and Mr. Roby a bonus of $20,000, payable in 1996.

Other Compensation Plans
------------------------

         At various times in the past, the Corporation has adopted certain broad-based employee benefit plans for all employees. Senior executives are permitted to participate in these plans on the same terms as non-executive employees who meet applicable eligibility criteria, subject to any legal limitations on the amount that may be contributed or the benefits that may be payable under the plans. These plans include such customary employee benefit plans as medical insurance, life insurance, and a 401(k) plan.

Summary Compensation Table
--------------------------

         The following table sets forth for the fiscal year ending December 31, 1995 the cash compensation paid by the Corporation or the Bank, as well as certain other compensation paid or awarded during those years, to the chief executive officer and any other executive officer whose total annual salary and bonus equaled or exceeded $100,000. Michael S. Maurer receives no salary from either the Corporation or the Bank; however, Mr. Maurer did receive warrants to purchase 76,875 shares at $12.50 per share during 1995. See "Employee Benefit Plans -- Warrants."

                                            Annual Compensation (1)              Long Term Compensation
                                            -----------------------              ----------------------
                                                                            Restricted Stock     Securities
Name and Principal           Year        Salary ($)(2)      Bonus ($)            Awards          Underlying
Position                                                                         (#)(3)         Options/SARS
                                                                                                     (#)
------------------------------------------------------------------------------------------------------------

Morris L. Maurer,            1995           $114,615         $30,000                 -0-                 -0-
President and Chief
Executive Officer
                             1994           $110,000              -0-            25,000              35,000

                             1993            $63,485              -0-                -0-                 -0-
                        (began salary
                        payments in
                        June, 1993)
------------------------------------------------------------------------------------------------------------

Philip B. Roby,              1995           $107,154         $20,000                 -0-                 -0-
Executive Vice
President and Chief
Operating Officer

                             1994           $100,000              -0-            15,000              25,000
                             1993            $58,894              -0-                -0-                 -0-
                        (began salary
                        payments in
                        June, 1993)


(1) While executive officers enjoy certain perquisites, such perquisites are less than 5% of such officer's salary and bonus and are not required to be reported.

(2) Effective July 1, 1996 the salary of Morris L. Maurer was increased from $120,000 to $126,000 and the salary of Philip B. Roby was increased from $110,000 to $115,500. Effective July 1, 1995, the salary of Morris L. Maurer was increased from $110,000 to $120,000 and the salary of Philip B. Roby was increased from $100,000 to $110,000.

(3) No shares of restricted stock will begin to vest until the Company has achieved pre-tax net income exceeding $500,000 in a fiscal year, after which 50% of such shares will vest on December 31 of such fiscal year with an additional 25% vesting on each subsequent December 31. The restricted stock awards will be forfeited if not vested within 7 years. No dividends will be paid on shares of restricted stock until such stock vests.

Employee Benefit Plans
----------------------

Warrants

         In consideration of their efforts in organizing the Corporation and the Bank and for services to be rendered after the Bank began operations, Michael S. Maurer and Morris L. Maurer were issued warrants to purchase 307,500 and 38,000 shares, respectively, in connection with the formation of the Corporation and the Bank in 1993. Such warrants are exercisable and will remain exercisable until 2003 at a purchase price of $10.00 per share. The warrants will immediately become null and void, without any action required by the Corporation or the Bank, the Federal Deposit Insurance Corporation ("FDIC"), the Office of the Comptroller of the Currency ("OCC"), or the Board of Governors of the Federal Reserve System ("Federal Reserve") if either the Federal Reserve, the FDIC, or the OCC issues a directive or final order to the Corporation or the Bank requiring a contribution of capital.

         In addition, in 1995 Michael S. Maurer received warrants for 76,875 shares, exercisable at a price of $12.50 per share, exercisable until 2005. Such warrants were granted to Mr. Maurer in recognition of the fact that he had not received any cash compensation from either the Bank or the Corporation since its inception, and that the initial directors of the Corporation and the Bank who are still directors had received at that time options individually for 6,500 shares since the Corporation and the Bank were organized.

Stock Plans

         The Corporation has adopted a stock option program for directors of the Corporation and the Bank, and a separate stock option program for officers and key employees of the Corporation and the Bank. The Corporation has also adopted a restricted stock plan for officers and employees of the Corporation and the Bank. Under the option programs, options for an aggregate of 220,000 shares may be granted. A total of 70,000 shares have been reserved for issuance under the restricted stock plan. The Board of Directors of the Corporation believes these programs provide an important incentive to those who will be instrumental to the success of the Corporation and of the Bank. A more detailed description of each of the programs is set forth below.

         1993 Employees Stock Option Plan. This plan provides for the grant of "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code and the grant of nonqualified stock options (the "Plan"). The Plan provides for the award of stock options to elected officers and key employees of the Corporation and its subsidiaries, including the Bank, which currently is the Corporation's only subsidiary. The exercise price for all options granted under the Plan will not be less than the greater of $10.00 or the fair market value of the Shares on the date of grant. The Plan will expire on May 31, 2003.

         Options may be granted under the Plan only to officers and other key employees who are in positions to make significant contributions to the success of the Corporation. The Compensation Committee, consisting of outside directors of the Corporation who are ineligible under the Plan to receive options themselves, administers the Plan.

         Options are exercisable in whole or in part upon such terms and conditions as may be determined by the Compensation Committee, but in no event will any incentive stock options be exercisable later than ten years after date of grant.

         A total of 120,000 shares has been reserved for issuance under the Employee Stock Option Plan. Options for 84,000 shares have been granted under the Plan. Morris L. Maurer received options for 35,000 shares and Philip B. Roby received options for 25,000 shares, representing 41.7% and 29.8% of the total options granted under the Plan in 1994. No options were granted under the Plan in 1995. All of the options which have been granted are exercisable at $10.00 per share. Twenty percent of the options which have been granted vested on December 31, 1994, an additional 20% vested on December 31, 1995, with an additional 20% vesting every December 31 thereafter until the options will be fully vested on December 31, 1998.

         1993 Directors' Stock Option Plan. As previously stated, Directors have not received any fees for their services as a director. However in 1993, the Board of Directors of the Corporation adopted a nonqualified stock option plan (the "Directors' Plan") which provides for the grant of nonqualified stock options to those individuals who are not officers or employees of the Corporation or the Bank and who serve as directors (the "Outside Directors") of the Corporation or any of its subsidiaries, including the Bank. The Chairman of the Board of Directors of the Corporation, Michael S. Maurer, is not eligible to receive grants of options under the Directors' Plan. The Plan will expire on May 31, 2003.

         The Directors' Plan provides for the grant of nonqualified stock options to acquire shares of the Corporation at a price equal to the greater of $10.00 or the fair market value of the shares on the date of grant. A total of 100,000 shares has been reserved for issuance under the Directors' Plan. There are currently 52,500 shares available for issuance under the Directors' Plan.

         The options under this program are exercisable for ten years from the date of grant. In addition, the options will immediately become null and void, without any action required by the Corporation or the Bank, the FDIC, the OCC, or the Federal Reserve if either the Federal Reserve, the FDIC, or the OCC issues a directive or final order to the Corporation or the Bank requiring a contribution of capital. Messrs. Cornelius, Frick, Lacy, Lantz, and Stuart have each received options to acquire a total of 6,500 shares at an exercise price of $10.00 per share. Included in the 6,500 figure are options for 2,500 shares granted during 1995. In June 1996 each of these individuals received options for 2,000 shares at an exercise price of $12.50 per share. Ms. Betley and Mr. Loveday were not appointed as directors until October 1995. They were each granted options for 2,500 shares at an exercise price of $12.50 per share under the Directors' Plan in March

1996. Individuals become eligible to receive grants of options under the Directors' Plan upon their election to a qualifying board of directors but do not receive additional options because they are a member of more than one such board.

         1993 Restricted Stock Plan. On June 1, 1993, the Board of Directors of the Corporation adopted a Restricted Stock Plan (the
"Restricted Stock Plan"), which provides for the grant of shares to officers and key employees of the Corporation and the Bank.

         The Restricted Stock Plan provides for the outright grant of shares, subject to the vesting schedule set forth in the agreement between the recipient and the Administrative Committee of the Restricted Stock Plan, to officers and employees of the Corporation and the Bank. Grants under the Restricted Stock Plan may be made only to officers and other employees who are in position to make significant contributions to the success of the Corporation. The Compensation Committee, consisting of outside directors of the Corporation who are ineligible under the Plan to receive grants of restricted stock, administers the Restricted Stock Plan. Such committee has the authority to determine the number of grants to issue and to whom such grants are made, what price, if any, will be required to purchase shares of stock issued under the Restricted Stock Plan and the vesting schedule of the restricted stock.

         The Restricted Stock Plan provides for the issuance of up to 50,000 Shares. The plan expires on May 31, 2006. Grants for 48,000 shares have been made under the Restricted Stock Plan. Morris L. Maurer received grants for 25,000 shares and Philip B. Roby received grants for 15,000 shares during 1994. As set forth in their respective agreements, these shares of restricted stock will not begin to vest until the Corporation has achieved pre-tax net income exceeding $500,000 in a fiscal year. No grants were made during 1995.

401(k) Savings Plan

         The Corporation sponsors The National Bank of Indianapolis Corporation 401(k) Savings Plan ("401(k) Plan") for the benefit of substantially all of the employees of the Corporation and its subsidiaries. All employees of the Corporation and its subsidiaries become participants in the 401(k) Plan after completing one year of service for the Corporation or its subsidiaries and attaining age 21.

         Each participant may enter into a salary redirection agreement with the Corporation or the Bank whereby the Corporation or the Bank redirects to the participant's account in the 401(k) Plan an amount, on a pre-tax basis, equal to not less than one percent (1%) or more than (10%) of the participant's compensation, as defined in the 401(k) Plan. If a participant makes salary redirection contributions to the 401(k) Plan, the Corporation will make a matching contribution in the amount necessary to match 60% of the participant's salary redirection contribution up to two percent (2%) of the participant's compensation, as defined in the 401(k) Plan. The Board of Directors of the Corporation may, in its discretion, make an additional matching contribution to the 401(k) Plan in such amount as the Board may determine. In addition, the Corporation may fund all or any part of its matching contributions with shares of its stock. The Corporation also may, in its discretion, make a profit sharing contribution to the 401(k) Plan.

         An employee who has an interest in a qualified retirement plan with a former employee may transfer the eligible portion of that benefit into a rollover account in the 401(k) Plan. The participant may request that the trustee invest up to 25% of the fair market value of the participant's rollover contribution (valued as of the effective date of the contribution to the 401(k) Plan) in whole and fractional shares of the common stock to the Corporation.

         Benefits under the 401(k) Plan are distributable to participants or their beneficiaries in a single lump sum payment.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.
--------------------------------------------------------

         The offices of the Corporation and the Bank at 107 North Pennsylvania Street, Indianapolis, Indiana are leased from a company in which Andre B. Lacy, a director of the Corporation and a director of the Bank, has an ownership interest. The Corporation has received a report from an independent property consultant that the terms and conditions of the leases fall within a reasonable range of market terms and do not involve more than normal risk or present unfavorable features to the Corporation.

         It is anticipated that the Corporation's officers and directors, as well as firms and companies with which they are associated, will have banking transactions with the Bank. It is the policy of the Bank that any credit extended to such persons, firms and companies will be extended only in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and will not involve more than the normal risk of collectability or present other unfavorable features.

ITEM 8.  DESCRIPTION OF SECURITIES.
-----------------------------------

         General. The Company is authorized by its Articles of Incorporation to issue an aggregate of 3,000,000 Shares. No other class of capital stock is authorized. At June 30, 1996 approximately
1,821,775 Shares were issued and outstanding. The following is a summary of certain of the rights and privileges pertaining to the Shares.

         Voting Rights. The holders of the Shares are entitled to one vote per share on all matters submitted to a vote of the stockholders. There is no provision for cumulative voting with respect to the election of directors. Accordingly, the holders of more than 50% of the outstanding Shares, if they choose to do so, can elect all of the directors.

         Dividend Rights. All Shares are entitled to share equally in such dividends as the Board of Directors may declare. The Company will be largely dependent upon dividends from the Bank for funds to pay dividends on the Shares, and dividends payable by the Bank are limited by law and by the need to maintain adequate capital in the Bank.

         Liquidation Rights. Upon liquidation or dissolution of the Company, whether voluntary or involuntary, all Shares are entitled to share equally in the assets available for distribution to common stockholders after payment of all prior obligations of the Company.

         Other Matters. The holders of the Shares have no preemptive or redemption rights or any preferred right to purchase or subscribe for any authorized but unissued capital stock or any securities of the Company convertible into Common Stock. The outstanding Shares are, and the Shares offered hereby will be when issued, fully paid and non-assessable.

         The Company may be required to fund the Bank in the future in the event that the regulating body for the Bank determines such capital infusion is necessary. In such event, if the Company does not have significant unencumbered assets to provide such infusion of capital, the Company may be forced to seek additional funds from existing shareholders, to borrow such funds or to have an additional equity offering of shares of the Company.

         Dividend Policy. All Shares are entitled to share equally in such dividends as the Board of Directors may declare. The Company will be largely dependent upon dividends from the Bank for funds to pay dividends on the Shares, and dividends payable by the Bank are limited by law and by the need to maintain adequate capital in the Bank. The Company expects that all Company and Bank earnings, if any, will be retained to finance the Bank's growth and that no dividends will be paid for the foreseeable future. Under applicable law, the Bank will be restricted as to the maximum amount of dividends it may pay on its common stock. Payment of dividends by the Bank will be subject to regulation by the OCC, which is authorized to determine whether the payment of dividends by a bank would constitute an unsafe and unsound banking practice. In such an instance, the OCC could prohibit payment of the dividend. In the case of the Company, further restrictions on dividends may be imposed by the Federal Reserve.

         Transfer of Shares. The Shares of the Company sold in the initial offering in 1993 and in the subsequent offering in 1995-1996 are subject to restrictions upon resale as set forth below. Generally, the Shares cannot be resold for a period of two years (and then only in compliance with the strict requirements of Rule 144) or three years (with the most demanding provisions of Rule 144 being avoided).

         The Shares have not been registered under the Securities Act of 1933 ("Act") and were offered and sold in reliance on the exemption provided under Section 4(2) of the Act and Rule 506 of Regulation D promulgated by the SEC. The Company has no obligations to register such Shares under the Act, and is under no obligation to attempt to secure an exemption for any subsequent sale of such Shares. As such, the shares must be sold in reliance upon an exemption from the registration requirements of the Act, such as Rule 144.

         Rule 144 specifically provides a minimum two-year holding period for all purchasers of the Shares sold in the initial offering and subsequent offering. In addition, under Rule 144 such shares may only be sold when "current public information" concerning the Company exists, which is considered to exist if, among other things, the Company has been subject to the reporting obligations under Section 13 of the Securities Exchange Act of 1934 ("1934 Act") for at least 90 days immediately preceding the sale of securities in reliance upon Rule 144.

         Further, the manner of resale is restricted such that only 1% of the outstanding shares of such class of the Company's stock or the average weekly trading volume for the four weeks preceding such sale may be sold within any three month period. Rule 144 also requires a filing with the SEC of a notice concerning such resale except in cases involving less than 500 shares or $10,000.

         Subsection (k) of Rule 144 provides an exception to certain provisions of Rule 144 for securities held for greater than three years by persons who are not "Affiliates" of the Company and have not been "Affiliates" for the preceding three month period. Such subsection eliminates: (i) the requirement for current public information; (ii) the limit upon the quantity of the securities which may be sold; (iii) the limitation upon the manner of resale of the securities; and (iv) the need to file a notice with the SEC.


PART II
-------

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
------------------------------------------------------------------------
AND OTHER SHAREHOLDER MATTERS.
------------------------------

         There has been no active public trading market for the Common Stock. The Shares currently issued and outstanding bear restrictions upon transfer which restrict the ability of an Investor to shift his investment in any Shares to an alternative investment in the future. Beginning in November, 1996, shareholders of the Company who purchased Shares in 1993 may, depending upon the circumstances of the individual shareholder, be able to transfer the Shares purchased in 1993 without complying with many existing provisions currently applicable to any proposed transfer. Shareholders of the Company who purchased Shares in 1995 may, depending upon the circumstances of the individual shareholder, be able to transfer such Shares without complying with many existing provisions currently applicable to any proposed transfer in 1998.

         The Company sold 400,000 Shares in a private placement in 1995-1996 at a price of $12.50 per share. However, because there is not an established public trading market for any Shares, the offering price of $12.50 may not reflect the price which would be paid for the Shares on an active market and should not necessarily be relied upon when determining the value of a shareholder's investment.

         At June 30, 1996, there were approximately 537 holders of record of the Common Stock.

         The Company has not declared or paid any cash dividends on its Shares of Common Stock since its organization in 1993. The Company and the Bank continue to expect that earnings will be retained to finance the Bank's growth. Future dividend payments by the Company, if any, will be largely dependent upon dividends paid by the Bank, which are subject to regulatory limitations.

ITEM 2.  LEGAL PROCEEDINGS.
---------------------------

         Neither the Company nor the Bank are involved in any pending legal proceedings at this time.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.
-------------------------------------------------------

         Not Applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.
-------------------------------------------------

         (a) The Company has sold the following securities since its organization in 1993:

         1993 -- 1,379,300 shares at $10.00 per share;

         1994 -- 30,700 shares at $10.00 per share and 4,786.9423 shares
         (sold to the Company's 401 (k) Plan) at $9.00 per share;

         1995 -- 376,735 shares at $12.50 per share and 4,141.5791 shares
         (sold to the Company's 401 (k) Plan) at $9.53 per share;

         1996 -- 23,265 shares at $12.50 per share and 2,846.9144 shares
         (sold to the Company's 401 (k) Plan) at $10.50 per share.

         (b) The Company utilized the services of Raffensperger, Hughes & Co., Inc. and McDonald & Company Securities, Inc. as placement agents pursuant to a "best efforts" underwriting to sell 750,000 shares of the shares sold in 1993. All shares sold by the Company have been sold only to "accredited investors" as defined in Rule 501 of Regulation D of the Securities and Exchange Commission and the 401(k) Plan of the Company.

         (c) All shares of the Company have all been sold for cash as set forth above. Of the 1,379,300 shares sold in 1993, 750,000 were sold in a best efforts offering through the underwriters listed in response to (b) above. On these shares sold, the placement agents received a commission of 5.5%. The Company paid a commission of approximately $4,800 to McDonald & Company Securities, Inc. with respect to the 376,735 shares sold in 1995.

         (d) All shares have been sold in reliance upon the exemption provided by Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder. As stated above, all shares have been sold only to accredited investors.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.
---------------------------------------------------

         The Company's Articles of Incorporation provide that the Company will indemnify any person who is or was a director or officer of the Company or of any other corporation for which such director or officer is or was serving in any capacity at the request of the Company against all liability and expense that may be incurred in connection with any claim, action, suit or proceeding as set forth in summary herein. A director or officer of the Company is entitled to be indemnified as a matter of right with respect to those claims, actions, suits or proceedings in which such director or officer has been wholly successful. In all other cases, such director or officer shall be entitled to indemnification as a matter of right unless (i) the director or officer has breached or failed to perform the person's duties in good faith in a manner such director or officer reasonably believed to be in, or not opposed to, the best interests of the Company or such other corporation and, with respect to any criminal action or proceeding, in a manner in which the director or officer had no reasonable cause to believe was unlawful, and (ii) such breach of failure to perform constituted willful misconduct or recklessness as determined by the Board of Directors of the Company, a committee of the Board of Directors, independent legal counsel, or a committee of disinterested persons selected by the Board of Directors. The foregoing is a summary of detailed provisions for indemnification found at Article VI, Section 2 of the Articles of Incorporation of the Company which are incorporated by reference into this Registration Statement as Exhibit 3.1.

PART F/S






                   The National Bank of Indianapolis
                              Corporation

                   Consolidated Financial Statements

                 Years ended December 31, 1995 and 1994




                                CONTENTS

Report of Independent Auditors  . . . . . . . . . . . . . . . . . . . .     40

Audited Consolidated Financial Statements

Consolidated Balance Sheets . . . . . . . . . . . . . . . . . . . . . .     41
Consolidated Statements of Income . . . . . . . . . . . . . . . . . . .     42
Consolidated Statements of Shareholders' Equity . . . . . . . . . . . .     43
Consolidated Statements of Cash Flows . . . . . . . . . . . . . . . . .     44
Notes to Consolidated Financial Statements  . . . . . . . . . . . . . .     45

                     Report of Independent Auditors


Board of Directors
The National Bank of Indianapolis Corporation


We have audited the accompanying consolidated balance sheets of The National Bank of Indianapolis Corporation as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The National Bank of Indianapolis Corporation at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



                                       Ernst & Young LLP

January 31, 1996
Indianapolis, Indiana

             The National Bank of Indianapolis Corporation
                      Consolidated Balance Sheets

                                                                     DECEMBER 31
                                                            1995                   1994
                                                       ------------------------------------
ASSETS
Cash and due from banks (Note 3)                       $  7,832,817           $  2,992,429
Federal funds sold                                       12,550,000              6,125,000
Investment securities (Note 4):
  U.S. Treasuries                                         5,533,805              8,526,929
  U.S. Government agencies                                4,949,355                986,880
  Collateralized mortgage obligations                     9,536,829              4,524,270
  Other securities                                        6,349,731                421,000
                                                       ------------------------------------
Total investment securities                              26,369,720             14,459,079

Loans (Note 5)                                           70,538,097             32,427,239
  Less:  Allowance for loan losses                         (985,000)              (385,000)
                                                       ------------------------------------

Net loans                                                69,553,097             32,042,239
Premises and equipment (Note 6)                           3,487,107              2,249,933
Accrued interest                                            599,593                258,896
Other assets                                                139,094                259,037
                                                       ------------------------------------
Total assets                                           $120,531,428           $ 58,386,613
                                                       ====================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
  Noninterest-bearing demand deposits                  $ 17,144,277           $  9,634,585
  Money market and saving deposits                       47,422,437             23,046,795
  Certificates of deposit over $100,000                  14,569,622              5,588,048
  Other time deposits                                    19,172,344              8,360,597
                                                       ------------------------------------
Total deposits                                           98,308,680             46,630,025
Security repurchase agreements (Note 4)                   5,964,512                 79,678
Other liabilities                                           553,231                243,952
                                                       ------------------------------------
Total liabilities                                       104,826,423             46,953,655

Shareholders' equity (Notes 7 and 8):
  Common stock, no par value:
    Authorized shares; 1995-3,000,000;
        1994-2,000,000
    Issued and outstanding shares; 1995-1,795,663;
        1994-1,414,786                                   18,324,671             13,631,225
  Retained earnings-deficit                              (2,819,104)            (1,952,418)
  Net unrealized gains (losses) (Note 4)                    199,438               (245,849)
                                                       ------------------------------------
Total shareholders' equity                               15,705,005             11,432,958
                                                       ------------------------------------
Total liabilities and shareholders' equity             $120,531,428           $ 58,386,613
                                                       ====================================


See accompanying notes.

                   The National Bank of Indianapolis
                              Corporation

                   Consolidated Statements of Income

                                                              YEARS ENDED DECEMBER 31
                                                            1995                   1994
                                                       ------------------------------------
Interest income:
  Interest and fees on loans                           $  4,144,440            $ 1,037,929
  Interest on investment securities                       1,177,810                699,646
  Interest on federal funds sold                            930,375                305,880
                                                       ------------------------------------
Total interest income                                     6,252,625              2,043,455

Interest expense                                          3,425,453                811,294
                                                       ------------------------------------
Net interest income                                       2,827,172              1,232,161

Provision for loan losses                                   600,000                360,000
                                                       ------------------------------------
Net interest income after provision for loan losses       2,227,172                872,161

Other operating income:
  Trust fees and commissions                                245,302                 80,403
  Service charges and fees on deposit accounts              113,203                 36,304
  Net securities losses                                      (2,394)                     -
  Other                                                      86,891                 34,149
                                                       ------------------------------------
Total other operating income                                443,002                150,856

Other operating expenses:
  Salaries, wages and employee benefits                   1,843,872              1,154,224
  Net occupancy expense                                     335,564                222,641
  Furniture and equipment expense                           269,989                156,244
  Data processing                                           138,722                 99,807
  Other expenses                                            948,713                680,255
                                                       ------------------------------------
Total other operating expenses                            3,536,860              2,313,171
                                                       ------------------------------------
Net loss                                               $   (866,686)           $(1,290,154)
                                                       ====================================

Net loss per common share (based on average number
  of common shares outstanding)                        $       (.58)           $      (.92)
                                                       ====================================

Average number of shares of common stock                  1,498,204              1,403,268
                                                       ====================================


See accompanying notes.

                   The National Bank of Indianapolis
                              Corporation

            Consolidated Statements of Shareholders' Equity

                                                                           UNREALIZED
                                                           RETAINED        GAIN (LOSS)
                                         COMMON            EARNINGS-            ON
                                         STOCK              DEFICIT        INVESTMENTS         TOTAL
                                       -----------------------------------------------------------------
Balance at December 31, 1993           $13,281,644       $  (662,264)      $       -        $12,619,380
Issuance of stock (35,486
     shares)                               349,581                 -               -            349,581
Initial adjustment for change in
  accounting method                              -                 -          (3,628)            (3,628)
Net loss                                         -        (1,290,154)              -         (1,290,154)
Unrealized loss on
     investments                                 -                 -         (242,221)         (242,221)
                                       -----------------------------------------------------------------
Balance at December 31, 1994            13,631,225        (1,952,418)        (245,849)       11,432,958
Issuance of stock (380,877
     shares)                             4,693,446                 -                -         4,693,446
Net loss                                                    (866,686)               -          (866,686)
Unrealized gain on
     investments                                 -                 -          445,287           445,287
                                       -----------------------------------------------------------------
Balance at December 31, 1995           $18,324,671       $(2,819,104)      $  199,438       $15,705,005
                                       =================================================================


See accompanying notes.

                   The National Bank of Indianapolis
                              Corporation

                 Consolidated Statements of Cash Flows

                                                                     YEARS ENDED DECEMBER 31
                                                                   1995                   1994
                                                                 ------------------------------------

OPERATING ACTIVITIES
Net loss                                                         $  (866,686)            $(1,290,154)
Adjustments to reconcile net loss to net cash provided
  (used) by operating activities:
    Provision for loan losses                                        600,000                 360,000
    Depreciation and amortization                                    313,861                 190,636
    Amortization of intangibles                                       41,974                  41,974
    Net accretion of investments                                    (110,693)                (79,196)
    Increase (decrease) in:
       Interest receivable                                          (340,697)               (247,433)
       Other assets                                                   77,969                 (94,997)
       Other liabilities                                             309,278                  86,352
                                                                 ------------------------------------
Net cash provided (used) by operating activities                      25,006              (1,032,818)

INVESTING ACTIVITIES
Net change in federal funds sold                                  (6,425,000)             (3,925,000)
Proceeds from maturities of investment securities held to
      maturity                                                             -               9,691,599
Proceeds from maturities of investment securities
     available for sale                                            3,597,891              60,823,398
Proceeds from sales of investment securities available for
      sale                                                         3,470,141                       -
Purchases of investment securities held to maturity               (5,048,059)             (4,549,270)
Purchases of investment securities available for sale            (13,374,634)            (70,503,860)
Net increase in loans                                            (38,110,858)            (32,148,769)
Purchases of premises and equipment                               (1,551,034)             (1,492,250)
                                                                 ------------------------------------
Net cash used by investing activities                            (57,441,553)            (42,104,152)

FINANCING ACTIVITIES
Net increase in deposits                                          51,678,655              45,252,135
Increase in security repurchase agreements                         5,884,834                       -
Proceeds from issuance of stock                                    4,693,446                 349,581
                                                                 ------------------------------------
Net cash provided by financing activities                         62,256,935              45,601,716
                                                                 ------------------------------------

Increase in cash and cash equivalents                              4,840,388               2,464,746

Cash and cash equivalents at beginning of year                     2,992,429                 527,683
                                                                 ------------------------------------
Cash and cash equivalents at end of year                         $ 7,832,817             $ 2,992,429
                                                                 ====================================

Interest paid                                                    $ 3,207,157             $   726,902
                                                                 ====================================


See accompanying notes.

                   The National Bank of Indianapolis
                              Corporation

               Notes to Consolidated Financial Statements

                           December 31, 1995

1.   ORGANIZATION AND ACCOUNTING POLICIES

ORGANIZATION

The National Bank of Indianapolis Corporation (the Corporation) was incorporated in the State of Indiana on January 29, 1993. From that date through December 8, 1993 the Corporation was in the development stage with its principal activities directed towards organization, raising capital and formation of a de novo national bank, The National Bank of Indianapolis (the Bank). The Bank is a wholly owned subsidiary and commenced operations in December, 1993. The Corporation and the Bank engage in a wide range of commercial, personal banking and trust activities primarily in Central Indiana.

The consolidated financial statements include the accounts of the Corporation and the Bank with intercompany balances and transactions eliminated.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and interest-bearing deposits. Interest-bearing deposits are available on demand.

INVESTMENT SECURITIES

Investments in debt securities are classified as held-to-maturity or available-for-sale (see Note 4). Management determines the appropriate classification of the securities at the time of purchase and reevaluates such designation as of each balance sheet date.

Debt securities are classified as held-to-maturity when the Bank has the positive intent and ability to hold the securities to maturity.
Held-to-maturity securities are stated at amortized cost.

Debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholders' equity.

The amortization cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is included in interest income from investments. Interest and dividends are included in interest income from investments. Realized gains and losses, and declines in value judged to be other-than-temporary are included in net securities losses. The cost of securities sold is based on the specific identification method.

                   The National Bank of Indianapolis
                              Corporation

         Notes to Consolidated Financial Statements (continued)



1.   ORGANIZATION AND ACCOUNTING POLICIES (CONTINUED)

LOANS

Interest income on commercial, mortgage and certain installment loans is accrued on the principal amount of such loans outstanding. Loans are placed in a nonaccrual status when significant doubt exists as to the collectibility of principal or interest.

ALLOWANCE FOR LOAN LOSSES

The allowance for credit losses is established through provisions for credit losses charged against income. Loans deemed to be uncollectible are charged against the allowance for credit losses, and subsequent recoveries, if any, are credited to the allowance. Beginning in 1995, the Bank adopted Financial Accounting Standards Board Statement No. 114, "Accounting by Creditors for Impairment of a Loan." Under the new standard, the 1995 allowance for credit losses related to loans that are identified for evaluation in accordance with Statement 114 is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans.

The allowance for loan losses is maintained at a level believed adequate by management to absorb potential losses in the loan portfolio. The determination of the allowance is based on factors which, in management's judgment, deserve recognition under existing economic conditions in estimating possible loan losses. The allowance is increased by provisions for loan losses charged against income and reduced by net charge-offs.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost less accumulated depreciation computed by the straight-line method over their useful lives or, for leasehold improvements, the remaining lease term.

The Bank recognizes impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

                   The National Bank of Indianapolis
                              Corporation

         Notes to Consolidated Financial Statements (continued)



1.   ORGANIZATION AND ACCOUNTING POLICIES (CONTINUED)

STOCK BASED COMPENSATION

The Corporation grants stock options for a fixed number of shares to employees with an exercise price which approximate the fair value of shares at the date of grant. It accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," (APB 25) and, accordingly, recognizes no compensation for the stock option grants.

RECLASSIFICATIONS

Certain amounts in the 1994 financial statements have been reclassified to conform with the 1995 presentation.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. NEW ACCOUNTING PRONOUNCEMENTS

ACCOUNTING FOR MORTGAGE SERVICING RIGHTS

The Financial Accounting Standards Board issued Statement 122, "Accounting for Mortgage Servicing Rights," to be applied prospectively in fiscal years beginning after December 15, 1995. The Statement requires the Bank to account for mortgage servicing rights, obtained through either the purchase or origination of mortgage loans, at their relative fair value and separately from the loan asset, for any mortgage loan to be sold or securitized with servicing rights retained. The Bank's application of this statement in 1996 is not anticipated to have a material effect on operations or the financial statements.

                   The National Bank of Indianapolis
                              Corporation

         Notes to Consolidated Financial Statements (continued)



2. NEW ACCOUNTING PRONOUNCEMENT (CONTINUED)

ACCOUNTING FOR STOCK-BASED COMPENSATION

The Financial Accounting Standards Board issued Statement 123, "Accounting for Stock-Based Compensation," to be effective for financial statements for fiscal years beginning after December 15, 1995. This Statement establishes financial accounting and reporting standards for stock-based employee compensation plans. Those plans include all arrangements by which employees receive shares of Corporation stock, including stock options and restricted stock plans. The Corporation continues to evaluate the provisions of the Statement and has not determined whether it will adopt the Statement for expense recognition purposes.

3. RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS

The Bank is required to maintain average reserve balances with the Federal Reserve Bank or as cash on hand or on deposit with a correspondent bank. The required amount of reserve was approximately $535,000 and $25,000 at December 31, 1995 and 1994, respectively.

4. INVESTMENT SECURITIES

The following is a summary of available-for-sale securities and held-to-maturity securities:

                                                  AVAILABLE-FOR-SALE SECURITIES
                                        -------------------------------------------------
                                                               GROSS
                                                            UNREALIZED         ESTIMATED
                                         AMORTIZED             GAINS              FAIR
                                            COST             (LOSSES)            VALUE
                                        -------------------------------------------------
DECEMBER 31, 1995
U.S. Treasury securities                $  5,376,070        $  157,735       $  5,533,805
U.S. Government agencies                   4,924,376            24,979          4,949,355
Asset-backed securities                    5,876,507            16,724          5,893,231
                                        -------------------------------------------------
                                        $ 16,176,953        $  199,438       $ 16,376,391
                                        =================================================

DECEMBER 31, 1994
U.S. Treasury securities                $  8,771,158        $ (244,229)      $  8,526,929
U.S. Government agencies                     988,500            (1,620)           986,880
                                        -------------------------------------------------
                                        $  9,759,658        $ (245,849)      $  9,513,809
                                        =================================================


                   The National Bank of Indianapolis
                              Corporation

         Notes to Consolidated Financial Statements (continued)



4. INVESTMENT SECURITIES (CONTINUED)

                                                   HELD-TO-MATURITY SECURITIES
                                        -------------------------------------------------
                                                               GROSS
                                                            UNREALIZED         ESTIMATED
                                         AMORTIZED             GAINS              FAIR
                                            COST             (LOSSES)            VALUE
                                        -------------------------------------------------
DECEMBER 31, 1995
Collateralized mortgage
        obligations                     $ 9,536,829         $ 156,845        $  9,693,674
Other securities                            456,500             2,662             459,162
                                        -------------------------------------------------
                                        $ 9,993,329         $ 159,507        $ 10,152,836
DECEMBER 31, 1994
Collateralized mortgage
         obligations                    $ 4,524,270         $(138,347)       $  4,385,923
Other securities                            421,000                 -             421,000
                                        -------------------------------------------------
                                        $ 4,945,270         $(138,347)       $  4,806,923
                                        =================================================


Sales of available-for-sale securities during 1995 resulted in gross realized gains of $949 and gross realized losses of $3,343. No investment sales occurred in 1994.

Investment securities with a carrying value of approximately $6,943,877 at December 31, 1995 were pledged as collateral for public and trust deposits, securities sold under agreements to repurchase, and for other purposes as required by law or contract. There were no investment securities pledged as of December 31, 1994.

The amortized cost and estimated fair value of debt and marketable equity securities at December 31, 1995, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

                                                                  ESTIMATED
                                              AMORTIZED              FAIR
                                                COST                VALUE
                                            --------------------------------
AVAILABLE-FOR-SALE
Due in one year or less                     $  5,966,556        $  5,983,305
Due after one year through five years         10,210,397          10,393,086
                                            --------------------------------
                                            $ 16,176,953        $ 16,376,391
                                            ================================

HELD-TO-MATURITY
Due after five years through ten years      $     50,000        $     52,662
No scheduled maturity                            406,500             406,500
Collateralized mortgage obligations            9,536,829           9,693,674
                                            --------------------------------
                                            $  9,993,329        $ 10,152,836
                                            ================================


                   The National Bank of Indianapolis
                              Corporation

         Notes to Consolidated Financial Statements (continued)



5. LOANS AND LOAN COMMITMENTS

Loans consist of the following at December 31:

                                                              1995                1994
                                                           -------------------------------
Loans secured by real estate                               $38,656,887         $15,408,637
Commercial and industrial loans                             25,083,665          12,468,303
Loans to individuals for household, family and other
  consumer expenditures                                      6,797,545           4,550,299
                                                           -------------------------------
Total loans                                                $70,538,097         $32,427,239
                                                           ===============================


Loans are entirely to borrowers in central Indiana. The Bank had no charge offs during 1995 or 1994. The Bank had no loans on a nonaccrual basis as of December 31, 1995 or 1994.

In the normal course of business, the Bank has outstanding letters of credit and loan commitments to meet the financing needs of its customers. At December 31, 1995 and 1994, unused loan commitments totaled approximately $31,390,035 and $13,584,874, respectively. Since some of these commitments are expected to expire without being drawn upon, the outstanding amounts do not necessarily represent future cash requirements.

Certain directors and principal shareholders of the Corporation, including their families and companies in which they are principal owners, were loan customers of and had other transactions with the Corporation or its subsidiary in the ordinary course of business during 1995. The aggregate dollar amount of these loans was approximately $1,820,620 and $2,736,000 on December 31, 1995 and 1994, respectively.
All of the loans were made during 1995 and 1994 on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with unrelated parties. The amounts do not include loans made in the ordinary course of business to companies in which officers or directors of the Corporation are either officers or directors, but are not principal owners, of such companies.

                   The National Bank of Indianapolis
                              Corporation

         Notes to Consolidated Financial Statements (continued)



6. PREMISES AND EQUIPMENT

Premises and equipment consist of the following:

                                                           1995                 1994
                                                        --------------------------------
Land and improvements                                   $1,400,695           $1,075,000
Building and improvements                                  596,308                    -
Construction in progress                                     8,168              317,103
Leasehold improvements                                     467,112              463,571
Furniture and equipment                                  1,534,967              600,542
                                                        --------------------------------
                                                         4,007,250            2,456,216
Less accumulated depreciation and amortization            (520,143)            (206,283)
                                                        --------------------------------
                                                        $3,487,107           $2,249,933
                                                        ================================


On June 7, 1993 the Corporation executed two operating leases for office space in a downtown building. These leases are noncancelable, except under certain circumstances for which penalties may be imposed, and expire in 2001 and 2003. On December 1, 1995 the Corporation executed a third noncancelable lease that expires in 2001 for additional office space in the same building. The lease which expires in 2003 may be renewed for two successive five-year periods. Rent expense under these leases was $163,193 and $157,862 for 1995 and 1994, respectively. Remaining minimum rental commitments for these leases at December 31, 1995 total approximately $223,000 per year for 1996 and 1997; $240,000 for 1998; $274,000 for 1999; $278,000 for 2000 and aggregate approximately $339,000 for all years thereafter. They also require payment of a proportionate share of insurance, real estate taxes and certain other operating expenses of the building in which the space is leased.

A director of the Corporation has a minority ownership interest in the leased premises. The Corporation received a report from an independent property consultant at the inception of the lease that the rent and other terms appeared to be customary and fair.

                   The National Bank of Indianapolis
                              Corporation

         Notes to Consolidated Financial Statements (continued)



7. STOCK OPTION AND EMPLOYEE BENEFIT PROGRAMS

During the initial formation in 1993, the Corporation approved a stock option plan for directors, an employee stock option plan and a restricted stock plan. The Corporation reserved 40,000 shares of common stock for the directors' plan, 90,000 shares for the employees' plan and 50,000 shares for the restricted plan. In 1993, the Corporation granted options to outside directors, under the directors' plan, to purchase 24,000 shares of common stock of the Corporation at the initial offering price of $10 per share, subject to terms and conditions of the plan. During 1994, 4,000 of the 24,000 shares were forfeited by a director who moved out of state. During 1995, the Corporation granted options, under the director's plan, to outside directors to purchase an additional 12,500 shares, at $10 per share. During 1994 the Corporation granted options to certain employees to purchase 84,000 shares at $10 per share subject to the terms and conditions of the employee plan. All of these options remain exercisable for a period of 10 years from the date of issuance. In addition, the Corporation granted options under the restricted stock plan to employees for 48,000 shares subject to the terms and conditions of the restricted plan. These options remain outstanding for a period of 7 years from the date of issuance. No options have been exercised under any of the plans as of December 31, 1995.

In consideration of their efforts in organizing the Corporation and the Bank, two officers/directors of the Corporation were issued warrants on October 18, 1993 to purchase an additional 345,500 common shares. The warrants became exercisable, subject to certain regulatory conditions and restrictions, on October 18, 1994 and will remain exercisable for a period of ten years thereafter at a purchase price of $10 per share. During 1995, the Corporation issued warrants to purchase an additional 76,875 common shares at a purchase price of $12.50 to one officer/director. The warrants expire on July 20, 2005.

Effective January 1, 1994, the Bank adopted a trusteed 401(k) retirement savings plan covering substantially all employees and encouraging employee contributions. Annual employer contributions are determined by the Board of Directors within the guidelines of the plan. The Bank expensed approximately $28,000 and $20,000 for employer contributions to the plan during 1995 and 1994, respectively.

                   The National Bank of Indianapolis
                              Corporation

         Notes to Consolidated Financial Statements (continued)



8. DIVIDEND AND LOAN LIMITATION AND REGULATORY CAPITAL RATIOS

Dividends from the Bank to the Corporation may not exceed the undivided profits of the Bank (included in consolidated retained earnings) without prior approval of a federal regulatory agency. In addition, Federal banking laws limit the amount of loans the Bank may make to the Corporation, subject to certain collateral requirements. No dividends were declared, or loans made, during 1995 by the Bank to the Corporation

The Federal Reserve Board has established standards for measuring capital adequacy based on "risk- weighting" assets according to potential credit risk and classifying capital into two tiers. At December 31, 1995, the Corporation's Tier 1 capital, consisting of shareholders' equity, was $15,705,005. Tier 2 capital, which consists of a portion of the allowance for loan losses, amounted to $985,000. Total qualifying capital, combining Tier 1 and Tier 2 capital, therefore, amounted to $16,690,005 and risk-weighted assets (including off-balance sheet exposures) totaled $86,700,035 against which Tier 1 and Tier 1 plus Tier 2 capital are compared to determine risk-based capital ratios. The capital adequacy standards also require a minimum leverage ratio which represents the ratio of total qualifying capital to total adjusted assets.

As shown in the following table, the Corporation's regulatory capital ratios are above minimum levels as of December 31, 1995.

                                                            MINIMUM
                                           ACTUAL        REQUIREMENTS
                                           --------------------------
Tier 1 risk-based capital ratio             18.1%                4.0%
Total risk-based capital ratio              19.3%                8.0%
Leverage ratio                              13.1%                4.0%


9. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are recognized for the estimated tax effects attributable to deductible temporary differences and operating loss carryforwards, net of any valuation allowances for amounts which may not be realized by the Corporation. At December 31, 1995, the Corporation has net operating loss carryforwards of approximately $640,000, $840,000 and $120,000 that expire in the year 2008, 2009 and
2010, respectively. For financial reporting purposes, a valuation allowance has been recognized to offset the deferred tax assets related to those carryforwards and part of the Corporation's deductible temporary differences.

                   The National Bank of Indianapolis
                              Corporation

         Notes to Consolidated Financial Statements (continued)



9. INCOME TAXES (CONTINUED)


The components of the Corporation's net deferred tax asset (liability) in the consolidated statement of condition as of December 31 are as follows:

                                                          1995                 1994
                                                     ---------------------------------
Deferred tax assets:
   Tax operating loss carryforwards:
     Federal                                         $    502,879           $ 465,562
     State                                                137,399             127,203
                                                     ---------------------------------
                                                          640,278             592,765
   Allowance for loan losses                              334,900             130,900
   Other                                                   58,494              24,841
                                                     ---------------------------------
     Total deferred tax assets                          1,033,672             748,506
   Valuation allowance for deferred tax assets         (1,033,672)           (745,253)
                                                     ---------------------------------
     Net deferred tax assets                                    -               3,253

Deferred tax liability:
   Depreciation                                                 -              (3,253)
                                                     ---------------------------------
     Net deferred tax asset (liability)              $          -           $       -
                                                     =================================


10. COMMITMENTS

In August 1995, the Board of Directors approved a resolution to sell 400,000 shares of the Corporation's common stock. At December 31, 1995, 376,735 shares had been sold to investors. The 23,265 remaining shares had been committed to interested investors, but have not been included in the Corporation's consolidated financial statements.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

                   The National Bank of Indianapolis
                              Corporation

         Notes to Consolidated Financial Statements (continued)



11. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments:

     Cash and short-term investments: The carrying amounts reported in the balance sheet for cash and short-term investments approximate those assets fair values.

     Investment securities (including collateral mortgage obligations):
    Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

     Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for all other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest approximates its fair value.

     Deposit liabilities: The fair values disclosed for demand deposits, including interest- bearing and noninterest-bearing accounts, passbook savings, and certain types of money market accounts are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

     Short-term borrowings: The carrying amounts of borrowings under repurchase agreements, and other short-term borrowings approximate their fair values.

     Off-balances-sheet instruments: Fair values of the Corporation's off-balance-sheet instruments (loan commitments) are based on quoted fees currently charged to enter into similar agreements, taking into account the counterparties' credit standing.

                   The National Bank of Indianapolis
                              Corporation

         Notes to Consolidated Financial Statements (continued)



11. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The estimated fair values of the Corporation's financial instruments at December 31, 1995 are as follows:

                                                    CARRYING               FAIR
                                                     AMOUNT               VALUE
                                                  --------------------------------
ASSETS:
  Cash and due from banks                         $ 7,832,817          $ 7,832,817
  Federal funds sold                               12,550,000           12,550,000
  Investment securities                            26,170,282           26,529,227
  Net loans                                        69,553,097           70,968,374

LIABILITIES:
  Deposits                                         98,308,680           98,717,597

OFF-BALANCE-SHEET INSTRUMENTS:
  Loan commitments                                          -              117,138
  Standby and commercial letters of credit                  -               11,490


             THE NATIONAL BANK OF INDIANAPOLIS CORPORATION

                   CONSOLIDATED FINANCIAL STATEMENTS

                              (UNAUDITED)

                SIX MONTHS ENDED JUNE 30, 1996 AND 1995




                                CONTENTS





Consolidated Balance Sheets - June 30, 1996 (unaudited)
   and December 31, 1995 . . . . . . . . . . . . . . . . . . . . . .        58
Consolidated Statements of Income for the Six months
   ended June 30, 1996 and June 30, 1995 (unaudited) . . . . . . . .        59
Consolidated Statements of Cash Flows for the Six months
   ended June 30, 1996 and June 30, 1995 (unaudited) . . . . . . . .        60
Notes to Consolidated Financial Statements . . . . . . . . . . . . .        61

             The National Bank of Indianapolis Corporation

                      Consolidated Balance Sheets

                                                            JUNE 30           DECEMBER 31
                                                             1996                 1995
                                                         (UNAUDITED)           (AUDITED)
                                                        ----------------------------------
ASSETS
Cash and due from banks                                 $  8,825,868         $  7,832,817
Federal funds sold                                        34,650,000           12,550,000
Investment securities:
  U.S. Treasuries                                          4,440,405            5,533,805
  U.S. Government agencies                                 9,161,490            4,949,355
  Collateralized mortgage obligations                      9,546,882            9,536,829
  Other securities                                         6,805,963            6,349,731
                                                        ----------------------------------
Total investment securities                               29,954,740           26,369,720

Loans                                                     89,911,360           70,538,097
  Less:  Allowance for loan losses                        (1,183,000)            (985,000)
                                                        ----------------------------------
Net loans                                                 88,728,360           69,553,097
Premises and equipment                                     3,772,104            3,487,107
Accrued interest                                             844,271              599,593
Other assets                                                 117,351              139,094
                                                        ----------------------------------
Total assets                                            $166,892,692         $120,531,428
                                                        ==================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
  Noninterest-bearing demand deposits                   $ 25,050,552         $ 17,144,277
  Money market and saving deposits                        65,676,428           47,422,437
  Certificates of deposit over $100,000                   21,898,192           14,569,622
  Other time deposits                                     30,314,780           19,172,344
                                                        ----------------------------------
Total deposits                                           142,939,953           98,308,680
Security repurchase agreements                             7,599,797            5,964,512
Other liabilities                                            702,127              553,231
                                                        ----------------------------------
Total liabilities                                        151,241,876          104,826,423

Shareholders' equity:
  Common stock, no par value:
     Authorized shares- 3,000,000
     Issued and outstanding shares; 1996-1,821,775;
       1995-1,795,663                                     18,645,376           18,324,671
  Retained earnings-deficit                               (3,027,225)          (2,819,104)
  Net unrealized gains                                        32,665              199,438
                                                        ----------------------------------
Total shareholders' equity                                15,650,816           15,705,005
                                                        ----------------------------------
Total liabilities and shareholders' equity              $166,892,692         $120,531,428
                                                        ==================================


See accompanying notes

                   The National Bank of Indianapolis

                              Corporation

                   Consolidated Statements of Income
                              (Unaudited)

                                                             SIX MONTHS ENDED JUNE 30
                                                            1996                  1995
                                                        ----------------------------------
Interest income:
  Interest and fees on loans                            $ 3,209,257           $ 1,668,196
  Interest on investment securities                         821,248               480,200
  Interest on federal funds sold                            663,077               381,927
                                                        ----------------------------------
Total interest income                                     4,693,581             2,530,324

Interest expense                                          2,604,896             1,340,320
                                                        ----------------------------------
Net interest income                                       2,088,685             1,190,004

Provision for loan losses                                   198,000               300,000
                                                        ----------------------------------
Net interest income after provision for loan losses       1,890,685               890,004

Other operating income:
  Trust fees and commissions                                284,997                89,456
  Service charges and fees on deposit accounts               76,542                46,908
  Net securities gains (losses)                              22,180                (2,394)
  Other                                                      71,894                34,595
                                                        ----------------------------------
Total other operating income                                455,614               168,565

Other operating expenses:
  Salaries, wages and employee benefits                   1,326,242               800,542
  Net occupancy expense                                     224,764               141,485
  Furniture and equipment expense                           232,205               129,652
  Data processing                                           133,251                64,378
  Other expenses                                            637,958               481,767
                                                        ----------------------------------
Total other operating expenses                            2,554,420             1,617,825
                                                        ----------------------------------
Net loss                                                $  (208,121)          $  (559,256)
                                                        ==================================

Net loss per common share (based on average number
  of common shares outstanding)                         $      (.11)          $      (.39)
                                                        ==================================

Average number of shares of common stock                  1,818,289             1,415,862
                                                        ==================================


See accompanying notes.

                   The National Bank of Indianapolis

                              Corporation

                 Consolidated Statements of Cash Flows
                              (Unaudited)

                                                                     SIX MONTHS ENDED JUNE 30
                                                                     1996                1995
                                                                ---------------------------------
OPERATING ACTIVITIES
Net loss                                                        $   (208,121)       $   (559,256)
Adjustments to reconcile net loss to net cash provided
  (used) by operating activities:
    Provision for loan losses                                        198,000             300,000
    Depreciation and amortization                                    259,197             148,026
    Amortization of intangibles                                            -              20,987
    Net accretion of investments                                     (71,592)            (69,930)
    Increase (decrease) in:
      Interest receivable                                           (244,677)           (122,047)
      Other assets                                                   147,261               8,711
      Other liabilities                                               21,744             101,080
                                                                ---------------------------------
Net cash provided (used) by operating activities                     101,812            (172,429)

INVESTING ACTIVITIES
Net change in federal funds sold                                 (22,100,000)        (12,860,000)
Proceeds from maturities of investment securities held to
  maturity                                                         1,243,861             403,133
Proceeds from maturities of investment securities
  available for sale                                               2,166,773             663,707
Proceeds from sales of investment securities available for
  sale                                                             2,003,438           3,470,140
Purchases of investment securities held to maturity               (7,196,211)           (980,625)
Purchases of investment securities available for sale             (1,898,063)         (4,136,110)
Net increase in loans                                            (19,373,262)        (14,485,622)
Purchases of premises and equipment                                 (544,194)           (806,564)
                                                                ---------------------------------
Net cash used by investing activities                            (45,697,658)        (28,731,941)

FINANCING ACTIVITIES
Net increase in deposits                                          44,631,272          27,436,203
Increase in security repurchase agreements                         1,636,920           1,938,142
Proceeds from issuance of stock                                      320,705              39,469
                                                                ---------------------------------
Net cash provided by financing activities                         46,588,897          29,413,814
                                                                ---------------------------------

Increase in cash and cash equivalents                                993,051             509,445

Cash and cash equivalents at beginning of period                   7,832,817           2,992,429
                                                                ---------------------------------
Cash and cash equivalents at end of period                      $  8,825,868        $  3,501,874
                                                                =================================

Interest paid                                                   $  2,582,734        $  1,301,114
                                                                =================================


See accompanying notes.

                   The National Bank of Indianapolis

                              Corporation

               Notes to Consolidated Financial Statements

                             June 30, 1996



The interim financial data is unaudited; however, in the opinion of management, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods. Results for interim periods are not necessarily indicative of the results for a full year. The consolidated financial statements of The National Bank of Indianapolis Corporation (the Corporation), have been prepared in accordance with the requirements of Regulation S-B and supplementary financial information included therein, if any, has been prepared in accordance with Item 310
(b) of Regulation S-B and, therefore, omit or condense certain footnotes and other information normally included in financial statements prepared in accordance with generally accepted accounting principles. These financial statements should be read in conjunction with the audited financial statements of the Company and the notes thereto as of December 31, 1995, included in the Corporation's Form 10-SB.

The Financial Accounting Standards Board issued Statement 122, "Accounting for Mortgage Servicing Rights," to be applied prospectively in fiscal years beginning after December 15, 1995. The Statement requires the Bank to account for mortgage servicing rights, obtained through either the purchase or origination of mortgage loans, at their relative fair value and separately from the loan asset, for any mortgage loan to be sold or securitized with servicing rights retained. The Bank's application of this statement in 1996 has not had a material effect on operations or the financial statements as no loans have been sold since operations of the Corporation commenced.

PART III


Item 1 and 2.  Index to Exhibits and Description of Exhibits
------------------------------------------------------------

Exhibits


3(i)     Articles of Incorporation of The National Bank of Indianapolis
         Corporation
3(ii)    By-laws of The National Bank of Indianapolis Corporation
10(i)    1993 Key Employees' Stock Option Plan
10(ii)   1993 Directors' Stock Option Plan
10(iii)  1993 Restricted Stock Plan
21       Subsidiaries of The National Bank of Indianapolis Corporation
27       Financial Data Schedules

                               SIGNATURES



         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       THE NATIONAL BANK OF INDIANAPOLIS
                                                             CORPORATION



Date:  October 23, 1996                By:    /s/    Morris L. Maurer
                                           -----------------------------
                                           Morris L. Maurer, President

EXHIBIT INDEX
-------------

3(i)     Articles of Incorporation of The National Bank of Indianapolis
         Corporation
3(ii)    By-laws of The National Bank of Indianapolis Corporation
10(i)    1993 Key Employees' Stock Option Plan
10(ii)   1993 Directors' Stock Option Plan
10(iii)  1993 Restricted Stock Plan
21       Subsidiaries of The National Bank of Indianapolis Corporation
27       Financial Data Schedules